Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

The Hillshire Brands Company

at

$63.00 Net Per Share

by

HMB Holdings, Inc.

a wholly owned subsidiary

of

Tyson Foods, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, AUGUST 12, 2014, UNLESS THE OFFER IS EXTENDED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER (“MERGER AGREEMENT”), DATED AS OF JULY 1, 2014, AMONG TYSON FOODS, INC. (“TYSON”), HMB HOLDINGS, INC. AND THE HILLSHIRE BRANDS COMPANY (“HILLSHIRE BRANDS”).

THE BOARD OF DIRECTORS OF HILLSHIRE BRANDS (THE “HILLSHIRE BRANDS BOARD”) HAS UNANIMOUSLY (I) DETERMINED THAT THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF HILLSHIRE BRANDS AND HILLSHIRE BRANDS’ STOCKHOLDERS, (II) APPROVED THE MERGER AGREEMENT AND CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY AND (III) SUBJECT TO THE TERMS OF THE MERGER AGREEMENT, RESOLVED TO RECOMMEND THAT HILLSHIRE BRANDS’ STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF REQUIRED BY APPLICABLE LAW, VOTE IN FAVOR OF THE APPROVAL OF THE MERGER.

THE HILLSHIRE BRANDS BOARD UNANIMOUSLY RECOMMENDS THAT HILLSHIRE BRANDS STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

CONSUMMATION OF THE OFFER IS NOT SUBJECT TO ANY FINANCING CONDITION; HOWEVER, THE OFFER IS SUBJECT TO VARIOUS CONDITIONS, INCLUDING THE MINIMUM CONDITION (AS DEFINED IN THE SUMMARY TERM SHEET CONTAINED HEREIN) AND THE EXPIRATION OR TERMINATION OF THE WAITING PERIOD (AND ANY EXTENSION THEREOF) UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENT ACT OF 1976, AS AMENDED, AND THE REGULATIONS PROMULGATED THEREUNDER. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER, INCLUDING THE CONDITIONS TO THE OFFER, APPEARS ON PAGES 1 THROUGH 7. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. STOCKHOLDERS ALSO MAY CONTACT THEIR BROKERS, DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES FOR ASSISTANCE CONCERNING THE OFFER.

JULY 16, 2014

IMPORTANT

If you desire to tender all or any portion of your shares of Hillshire Brands common stock in the Offer, this is what you must do:

•	If you are a record holder (i.e., one or more stock certificates or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificates and any other documents required in the Letter of Transmittal to Computershare Trust Company, N.A., the depositary for the Offer at the address set forth on the back cover of this Offer to Purchase, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the depositary prior the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “Section 3—Procedure for Tendering Shares” of this Offer to Purchase.

•	If you are a record holder and your stock is certificated but your stock certificates are not available or you cannot deliver them to the depositary prior to the expiration of the Offer, you may be able to tender your shares of Hillshire Brands common stock using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the information agent for the Offer, toll free, at (800) 322-2885 for assistance (please call (212) 929-5500 (collect) if you are located outside the U.S.). See “Section 3—Procedure for Tendering Shares” for further details.

•	If you hold your shares of Hillshire Brands common stock through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that all or a portion of your Hillshire Brands shares be tendered.

The Letter of Transmittal, the certificates for the shares and any other required documents must reach the depositary prior to the expiration of the Offer (currently scheduled for 12:00 midnight, New York City time, at the end of Tuesday, August 12, 2014, unless extended), unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedure for Tendering Shares” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

i

SUMMARY TERM SHEET

HMB Holdings, Inc., a wholly owned subsidiary of Tyson Foods, Inc. (“Tyson”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of The Hillshire Brands Company (“Hillshire Brands”) for $63.00 per share in cash, without interest, subject to any withholding of taxes required by applicable law and upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the Agreement and Plan of Merger, dated as of July 1, 2014, among Tyson, HMB Holdings, Inc. and Hillshire Brands. The following are some of the questions you, as a Hillshire Brands stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to HMB Holdings, Inc.

Who is offering to buy my securities?

Our name is HMB Holdings, Inc. We are a Maryland corporation formed for the purpose of making this tender offer for all of the outstanding shares of common stock of Hillshire Brands. We are a wholly owned subsidiary of Tyson Foods, Inc., a Delaware corporation. See the “Introduction” to this Offer to Purchase and “Section 9—Certain Information Concerning Purchaser and Tyson.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.01 per share, of Hillshire Brands. We refer to each share of Hillshire Brands common stock as a “share.” See the “Introduction” to this Offer to Purchase and “Section 1—Terms of the Offer.”

Why are you making the offer?

We are making the offer because we want to acquire control of, and ultimately the entire equity interest in, Hillshire Brands. If the offer is consummated, Tyson intends, as soon as practicable after consummation of the offer, to cause us to consummate the merger contemplated by the merger agreement. Upon consummation of the merger, Hillshire Brands would become a wholly owned subsidiary of Tyson.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay you $63.00 per share in cash, without interest, subject to any withholding of taxes required by applicable law but without brokerage fees or commissions or, except in certain circumstances, transfer taxes. If you are the record holder of your shares (i.e., one or more stock certificates or uncertificated stock has been issued to you) and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, bank or other nominee, and your broker, bank or other nominee tenders your shares on your behalf, they may charge you a fee for doing so. You should consult your broker, bank or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes, we will have sufficient resources available to us to make the payment for your shares. We estimate that we will need approximately $8.2 billion to purchase all shares validly tendered and not validly withdrawn in the offer, to pay amounts payable in respect of certain stock options and restricted stock units, to pay related fees and expenses and to pay the merger consideration in connection with the merger of us into Hillshire Brands, which is expected to follow the successful completion of the offer. Tyson has entered into a 364-day senior unsecured bridge facility under which the aggregate principal amount of the lenders’ commitments is $5.7 billion. Tyson has also entered into a senior unsecured term loan facility in an aggregate principal amount of $2.5 billion. The lenders who are party to these facilities will not be obligated to lend until the satisfaction or waiver of the conditions precedent to the consummation of the Offer, among other conditions. Tyson will provide us with the necessary funds to pay for the offer through borrowings under the unsecured bridge facility and cash on hand and/or the proceeds of issuance of debt or equity securities of Tyson. Consummation of the offer is not subject to any financing condition. See “Section 10—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

•	we were incorporated solely for the purpose of effecting the offer and merger and, prior to the expiration date of the offer, will not carry on any activities other than in connection with the offer and merger;

•	the offer is being made for all outstanding shares solely for cash;

•	as described above, we, through our parent company, Tyson, will have sufficient funds to purchase all shares validly tendered, and not validly withdrawn, in the offer, and to provide funding for the merger, which is expected to follow the successful completion of the offer;

•	consummation of the offer is not subject to any financing condition; and

•	if we consummate the offer, we expect to acquire any remaining shares for the same cash per share price in the merger.

See “Section 10—Source and Amount of Funds.”

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things:

•	there being validly tendered in accordance with the terms of the offer and not validly withdrawn, prior to the expiration of the offer, a number of shares (excluding shares tendered pursuant to notices of guaranteed delivery for which shares have not been delivered) that, together with the shares then beneficially owned by us and/or Tyson, represents at least two-thirds of the total number of shares outstanding as of the expiration of the offer (which we refer to as the “minimum condition”); and

•	expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder.

Other conditions of the offer are described in “Section 15—Conditions of the Offer.” See also “Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the offer is not conditioned on Tyson or HMB Holdings, Inc. obtaining financing.

Is there an agreement governing the offer?

Yes. Hillshire Brands, Tyson and HMB Holdings, Inc. have entered into an agreement and plan of merger dated as of July 1, 2014. The merger agreement provides, among other things, for the terms and conditions of the offer and, following consummation of the offer, the merger of HMB Holdings, Inc. into Hillshire Brands. See the “Introduction” to this Offer to Purchase and “Section 13—The Transaction Documents—The Merger Agreement.”

What does Hillshire Brands’ board of directors think about the offer?

The board of directors of Hillshire Brands (the “Hillshire Brands Board”) has unanimously:

•	determined that the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Hillshire Brands and Hillshire Brands’ stockholders;

•	approved the merger agreement and consummation of the transactions contemplated thereby; and

•	subject to the terms of the merger agreement, resolved to recommend that Hillshire Brands’ stockholders accept the offer and tender their shares pursuant to the offer and, if required by applicable law, vote in favor of the approval of the merger.

The Hillshire Brands Board recommends that Hillshire Brands’ stockholders accept the offer and tender their shares pursuant to the offer. Hillshire Brands has been advised that all of its directors and executive officers intend to tender all of their shares pursuant to the offer.

On the date of this Offer to Purchase, Hillshire Brands will file a Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) indicating the approvals and recommendations of the Hillshire Brands Board as described above.

See “Section 11—Background of the Offer; Contacts with Hillshire Brands” and “Section 13—The Transaction Documents—The Merger Agreement.”

How long do I have to decide whether to tender in the offer?

You have until at least 12:00 midnight, New York City time, at the end of Tuesday, August 12, 2014 to decide whether to tender your shares in the offer. See “Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to Computershare Trust Company, N.A. (“Computershare”), the depositary for the offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “Section 3—Procedure for Tendering Shares.” In addition, if we extend the offer or provide a subsequent offering period in the offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your shares. Please be aware that if your shares are held by a broker, bank or other nominee, they may require advance notification before the expiration date of the offer.

When and how will I be paid for my tendered shares?

If the conditions to the offer set forth in “Section 15—Conditions of the Offer” are satisfied or waived as of the expiration of the offer, we will pay for all validly tendered and not validly withdrawn shares promptly after the date of expiration of the offer (but in no event more than three business days thereafter).

We will pay for your validly tendered and not validly withdrawn shares by depositing the purchase price with Computershare, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by Computershare of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “Section 3—Procedure for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other required documents for such shares.

Can the offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the offer, including following a prior extension, any condition to the offer has not been satisfied or waived, we will extend the offer until all conditions are satisfied or waived.

However, if at any scheduled expiration date of the offer the only condition to the offer that has not been satisfied or waived is the minimum condition, then we will extend the offer for a total of ten business days but will not further extend the offer unless Hillshire Brands requests in writing that we do so. In addition, the offer can be extended in certain circumstances contemplated by the merger agreement and we will extend the offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or by rules of the New York Stock Exchange or other securities exchange applicable to the offer. We have no obligation, however, to extend the offer beyond December 1, 2014, provided that if on such date all conditions have been satisfied or waived other than the condition that the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 Act shall have expired or terminated (and certain other conditions that by their nature are to be satisfied at the expiration of the offer), we shall have no obligation to extend the offer beyond April 1, 2015. See “Section 1—Terms of the Offer.”

How will I be notified if the offer is extended?

If we extend the offer, we will inform Computershare, the depositary for the offer, of that fact and we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire.

Will there be a subsequent offering period?

Following the satisfaction or waiver of all the conditions to the offer and the acceptance for payment of all the shares tendered during the initial offering period (including any extensions), subject to the terms of the merger agreement, we may elect to provide a subsequent offering period of at least three business days, during which time Hillshire Brands’ stockholders whose shares have not been accepted for payment may tender, but not withdraw, their shares and receive the offer price. We may also extend the subsequent offering period for any period or periods. However, following the satisfaction or waiver of all the conditions to the offer and the acceptance for payment of all the shares tendered during the initial offering period (including any extensions), as well as any shares we would be required to purchase pursuant to the deemed exercise of the top-up option, we expect to have obtained a sufficient percentage of the shares to be able to effect the merger as a short-form merger under Maryland law. Therefore, it is not likely that we would elect to make available a subsequent offering period. See “Section 1—Terms of the Offer” and “Section 4—Withdrawal Rights” of this document for more information concerning any subsequent offering period.

What is the “top-up option” and when will it be exercised or deemed to be exercised?

Under the merger agreement, if we acquire at least two-thirds but less than 90% of the outstanding shares on a fully diluted basis in the offer, we have the option, subject to certain conditions and limitations, to purchase from Hillshire Brands up to a number of additional shares sufficient to cause us to own at least one share more than 90% of the shares then outstanding, on a fully diluted basis, at a price per share equal to the price per share paid in the offer. We refer to this option as the “top-up option.” The top-up option cannot be exercised if the number of top-up option shares would exceed the number of authorized but unissued and unreserved shares; however, we expect that there will be more than a sufficient number of unissued shares to enable us to exercise the top-up option even in the circumstance in which only two-thirds of the outstanding shares are tendered and accepted in the offer. Further, if the offer is consummated but we do not acquire at least 90% of the outstanding shares on a fully diluted basis, then we shall be deemed to have exercised the top-up option under the merger agreement. If the top-up option is exercised or deemed to be exercised, we will be able to effect a short-form merger under Maryland law, which means that we may effect the merger without any further action by the stockholders of Hillshire Brands.

In addition, if the merger has not occurred prior to October 1, 2014, then, at the option of the Hillshire Brands Board, (i) the merger will be governed by Section 3-106.1 of the Maryland General Corporation Law,

which will become effective on October 1, 2014 and will allow us to effect a short-form merger under Maryland law if we own at least two-thirds of the outstanding shares, even if we own less than 90% of the outstanding shares, and (ii) the top-up option will cease to be in effect.

What is the difference between an extension of the offer and a subsequent offering period?

If the offer is extended, no shares will be accepted or paid for until the extension expires, and you will be able to withdraw your shares until then. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all the shares that were validly tendered and not validly withdrawn by the time the initial offering period (including any extensions) expires. Shares that are validly tendered during a subsequent offering period will be accepted and paid for as they are received, and cannot be withdrawn. See “Section 1—Terms of the Offer” and “Section 4—Withdrawal Rights.”

How do I tender my shares?

If you wish to accept the offer, this is what you must do:

•	If you are a record holder (i.e., one or more stock certificates or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificates to Computershare, the depositary for the offer, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach Computershare before the offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3—Procedure for Tendering Shares.”

•	If you are a record holder and your stock is certificated, but your stock certificates are not available or you cannot deliver them to the depositary before the offer expires, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the information agent, at (800) 322-2885 for assistance (please call (212) 929-5500 (collect) if you are located outside the U.S.). See “Section 3—Procedure for Tendering Shares” for further details.

•	If you hold your Hillshire Brands shares through a broker, bank or other nominee, you must contact your broker, bank or other nominee and give instructions that your Hillshire Brands shares be tendered.

Until what time can I withdraw tendered shares?

You can withdraw some or all of the shares that you previously tendered in the offer at any time prior to the expiration time of the offer (as it may be extended). Further, if we have not accepted your shares for payment by September 13, 2014, you may withdraw them at any time after such date. Once we accept your tendered shares for payment upon expiration of the offer, however, you will no longer be able to withdraw them. In addition, you may not withdraw shares tendered during a subsequent offering period, if we elect to have such a period. See “Section 4—Withdrawal Rights.”

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information, to Computershare, the depositary for the offer, while you have the right to withdraw the shares. If you tendered shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange to withdraw the shares while you have the right to withdraw the shares. See “Section 4—Withdrawal Rights.”

Can holders of stock options participate in the offer?

The offer is only for shares of Hillshire Brands common stock and not for any options to acquire shares. If you hold vested but unexercised stock options granted under Hillshire Brands equity compensation plans and you wish to participate in the offer, you must exercise your stock options in accordance with the terms of the applicable Hillshire Brands equity compensation plan and stock option award agreement, and tender some or all of the shares of Hillshire Brands common stock received upon the exercise in accordance with the terms of the offer. See “Section 3 – Procedure for Tendering Shares.” As of the closing of the offer, each then-outstanding stock option, whether vested or unvested, granted under Hillshire Brands equity compensation plans will become vested in full and be cancelled and each holder thereof will be entitled to receive a cash amount (subject to, and net of, certain applicable taxes) from Tyson equal to the number of shares of Hillshire Brands common stock issuable upon exercise of such stock option multiplied by the excess, if any, of the offer price over the per share exercise price for such option.

Can holders of restricted stock units participate in the offer?

The offer is only for shares of Hillshire Brands common stock and not for restricted stock units. As of the closing of the offer, each then-outstanding restricted stock unit granted under Hillshire Brands equity compensation plans will become vested in full and be cancelled (with all performance-based awards of Hillshire Brands restricted stock units deemed vested at target or, if calculable, actual performance levels, as applicable) and each holder thereof will be entitled to receive a cash amount (subject to, and net of, certain applicable taxes) from Tyson equal to the number of shares of Hillshire Brands common stock subject to such vested restricted stock unit multiplied by the offer price.

Can participants in Hillshire Brands Company 401(k) Plan tender shares allocated to their accounts under the Plan?

No. The holder of record of the shares held in the employee stock ownership plan (“ESOP”) portion of the Hillshire Brands Company 401(k) Plan (the “401(k) Plan”), including the ESOP shares allocated to participants’ account and any unallocated shares, is The Northern Trust Company, as trustee of the 401(k) Plan (the “Trustee”). Accordingly, the Trustee has the sole right to tender or refrain from tendering the ESOP shares. Pursuant to the terms of the 401(k) Plan, as amended, the Hillshire Brands Company Investment Committee has the authority, in its discretion, to either (i) direct the Trustee to tender or refrain from tendering all of the shares held by the ESOP or (ii) appoint an independent fiduciary to decide whether to tender or refrain from tendering all such shares, and participants have no right to instruct the Investment Committee, the Trustee or any independent fiduciary with respect to the shares credited to their accounts. The decision to tender or refrain from tendering the shares held by the ESOP is a fiduciary decision that must be made solely in the best interests of participants. To avoid any potential conflicts of interest with respect to the decision to tender or refrain from tendering the shares held by the ESOP, the Investment Committee retained the Evercore Trust Company as an independent fiduciary for the sole purpose of directing the Trustee as to whether to tender or refrain from tendering the shares held by the ESOP in connection with the Offer. The Trustee will tender or refrain from tendering all shares held by the ESOP, including the shares allocated to participants’ accounts, as directed by Evercore.

Can holders of stock certificates issued by Sara Lee Corporation participate in the offer?

On June 28, 2012, Sara Lee Corporation (the former name of Hillshire Brands) completed the spin-off of its international coffee and tea business. Immediately after the spin-off, Sara Lee Corporation completed a 1-for-5 reverse stock split of its common stock and changed its name to The Hillshire Brands Company.

Stockholders of Sara Lee Corporation at the time of the spin-off and reverse stock split who did not surrender their stock certificates issued by Sara Lee Corporation in connection with the reverse stock split and continue to hold those certificates are currently record holders of Hillshire Brands, and those stockholders may participate in the tender offer by following the instructions applicable to record holders of Hillshire Brands as set forth in this Offer to Purchase. For purposes of those holders, references to certificates of Hillshire Brands refer instead to certificates issued by Sara Lee Corporation. The consideration paid to tendering holders who surrender stock certificates issued by Sara Lee Corporation will be adjusted to reflect the impact of the reverse stock split, including the payment of cash in lieu of fractional Hillshire Brands shares at a rate of $29.031873 per Hillshire Brands share.

Will the offer be followed by a merger if all Hillshire Brands shares are not tendered in the offer?

If we purchase shares in the offer and the conditions to the merger are satisfied or, where permissible, waived, we will be merged with and into Hillshire Brands. If we purchase shares in the offer, we will have sufficient voting power to approve the merger without the affirmative vote of any other stockholder of Hillshire Brands. Furthermore, if pursuant to the offer, the top-up option or otherwise, we own in excess of 90% of the outstanding shares (or, if the merger has not occurred prior to October 1, 2014, two-thirds of the outstanding shares), we may effect the merger without a vote or any further action by the stockholders of Hillshire Brands. As a result of the top-up option, if the offer is consummated, we expect to effect the merger without a vote or any further action by the stockholders of Hillshire Brands. If the merger takes place, Hillshire Brands will become a wholly owned subsidiary of Tyson, and all remaining stockholders (other than Hillshire Brands, Tyson, any of Tyson’s subsidiaries (including us), and any subsidiary of Hillshire Brands) will receive $63.00 per share in cash (or any higher price per share which is paid in the offer). See the “Introduction” to this Offer to Purchase, “Section 12—Purpose of the Offer; Plans for Hillshire Brands; Stockholder Approval; Appraisal Rights” and “Section 13—The Transaction Documents—The Merger Agreement.”

If I decide not to tender, how will the offer affect my shares?

If the offer is consummated, we are required to merge with and into Hillshire Brands, subject to the terms and conditions of the merger agreement. If the merger takes place between Hillshire Brands and us, Hillshire Brands stockholders not tendering their shares in the offer will receive cash in an amount equal to the price per share paid in the offer. Therefore, if the merger takes place, the only difference between tendering and not tendering your shares is that tendering stockholders will be paid earlier. If, however, the merger does not take place and the offer is consummated, the number of Hillshire Brands stockholders and of shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by stockholders other than us, and Hillshire Brands common stock may no longer meet the requirements for continued listing on the New York Stock Exchange or the Chicago Stock Exchange. We cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares. Also, Hillshire Brands may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” and “Section 13—The Transaction Documents—The Merger Agreement.”

Does Hillshire Brands have the ability to pay regular quarterly dividends on my shares during the pendency of the offer and the merger?

Yes. Under the terms of the merger agreement, Hillshire Brands is permitted to, and intends to, pay regular quarterly cash dividends on the shares in an amount not exceeding $0.175 per share in accordance with Hillshire Brands’ historical practice over the past 12 months. Hillshire Brands is also permitted to pay dividend equivalents that accrue pursuant to the terms of Hillshire Brands equity or equity-related awards under certain existing benefits plans. In addition, the merger agreement provides that, if Hillshire Brands has declared and set a record date for a regular quarterly cash dividend and the effective time of the merger occurs after the record date for such dividend and prior to the payment date for such dividend, then Tyson or the surviving corporation will pay such dividend (and any applicable dividend equivalent rights) following the effective time of the merger on the scheduled payment date for such dividend.

Are appraisal rights available in either the offer or the merger?

You will not be entitled to exercise appraisal rights or rights of an objecting stockholder under Maryland law in connection with the offer, and we do not expect that you will be able to exercise such rights in connection with the merger. Subject to certain limitations not applicable to the merger, the Maryland General Corporation Law does not provide appraisal rights or rights of an objecting stockholder to stockholders of a corporation in connection with a merger if the shares of the corporation are listed on a national securities exchange on the record date for determining stockholders entitled to vote on the merger, or with respect to a “short form” merger, if the shares of the corporation are listed on a national securities exchange on the date on which notice is given. The shares of the Hillshire Brands common stock are listed on the New York Stock Exchange and the Chicago Stock Exchange, each of which is a national securities exchange, and Hillshire Brands expects to maintain these listings until the effective time of the merger. See “The Offer—Section 12—Purpose of the Offer; Plans for Hillshire Brands; Stockholder Approval; Appraisal Rights.”

If you successfully complete the offer, what will happen to Hillshire Brands’ board of directors?

If we accept shares of Hillshire Brands common stock for payment pursuant to the offer, under the merger agreement, Tyson will become entitled to designate at least two-thirds of the members of Hillshire Brands’ board of directors. Because we expect, immediately after consummation of the offer (whether through exercise of the top-up option or otherwise), to consummate the merger pursuant to the merger agreement, Tyson does not currently expect to exercise this right. If we ultimately do exercise this right and Tyson’s designees are thereafter appointed, prior to the effective time of the merger, the approval of a majority of Hillshire Brands’ directors then in office who were not designated by Tyson will be required for Hillshire Brands to authorize any termination of the merger agreement by Hillshire Brands, any amendment of the merger agreement or to effect certain other actions related to or in connection with the merger. See “Section 12—Purpose of the Offer; Plans for Hillshire Brands; Stockholder Approval; Appraisal Rights.”

What is the market value of my shares as of a recent date?

On May 23, 2014, the last full trading day before a proposal to acquire Hillshire Brands was publicly announced, the reported closing sale price of a share of Hillshire common stock reported on the New York Stock Exchange was $37.02. On June 6, 2014, the last full trading day before we announced our delivery to Hillshire Brands of our unilaterally binding offer to acquire Hillshire Brands for $63.00 per share, the reported closing sale price of a share of Hillshire Brands common stock reported on the New York Stock Exchange was $58.92. On July 15, 2014, the last full trading day before the date of this Offer to Purchase, the reported closing sale price of a share of Hillshire Brands common stock on the New York Stock Exchange was $62.81. You should obtain current market quotations before deciding whether to tender your shares. See “Section 6—Price Range of Shares; Dividends.”

What are the federal income tax consequences of exchanging my shares pursuant to the offer, during a subsequent offering period or pursuant to the merger?

In general, your exchange of shares of Hillshire Brands common stock for cash pursuant to the offer, during a subsequent offering period or pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor about the tax consequences to you of tendering your shares pursuant to the offer or during a subsequent offering period or exchanging your shares pursuant to the merger in light of your particular circumstances. See “Section 5—Material U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the offer?

You can call MacKenzie Partners, Inc., the information agent for the offer, at (800) 322-2885 (please call (212) 929-5500 (collect) if you are located outside the U.S.). No dealer manager has been or will be appointed in connection with the offer.

To the Stockholders of Hillshire Brands:

INTRODUCTION

HMB Holdings, Inc., a Maryland corporation (“Purchaser”) and a wholly owned subsidiary of Tyson Foods, Inc., a Delaware corporation (“Tyson”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of The Hillshire Brands Company (the “Shares”), a Maryland corporation (“Hillshire Brands” or the “Company”), for $63.00 per Share in cash, without interest (such price, or any different price per Share as may be paid in the Offer in accordance with the Merger Agreement (as defined below), is referred to as the “Offer Price”), subject to any withholding of taxes required by applicable law and upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

You will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at a rate of 28% on the gross proceeds payable to you. See “Section 3—Procedure for Tendering Shares—Backup U.S. Federal Income Tax Withholding.” Stockholders with Shares held in street name by a broker, bank or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all fees and expenses incurred in connection with the Offer by each of Computershare (the “Depositary”) and MacKenzie Partners, Inc. (the “Information Agent”). See “Section 17—Fees and Expenses.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of July 1, 2014 (the “Merger Agreement”), among Hillshire Brands, Tyson and Purchaser. The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer and satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Hillshire Brands (the “Merger”), with Hillshire Brands continuing as the surviving corporation and a wholly owned subsidiary of Tyson. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than any Shares held by Hillshire Brands, Tyson, any of Tyson’s subsidiaries (including Purchaser) or any subsidiary of Hillshire Brands) will be converted into the right to receive the Offer Price. The Offer is being made only for Shares and is not being made for any stock options to acquire Shares or outstanding awards of restricted stock units. The Merger Agreement provides that, upon the consummation of the Offer, (i) each Hillshire Brands option to purchase Shares granted under Hillshire Brands equity compensation plans that is unexpired, unexercised and outstanding, whether vested or unvested, will become vested in full and be cancelled and each holder of such option will be entitled to receive a cash amount (subject to, and net of, certain applicable taxes) from Tyson equal to the number of Shares issuable upon exercise of such option multiplied by the excess, if any, of the Offer Price, over the per Share exercise price for such option; (ii) each award of Hillshire Brands service-based and performance-based restricted stock units granted under Hillshire Brands equity compensation plans that is outstanding as of immediately prior to the consummation of the Offer, will become vested in full and be cancelled and each holder of such award of restricted stock units will be entitled to receive a cash amount (subject to, and net of, certain applicable taxes) from Tyson equal to the number of Shares subject to such vested award multiplied by the Offer Price; and (iii) all performance-based vesting conditions applicable to awards of Hillshire Brands restricted stock units will be deemed vested at target or, if calculable, actual performance levels. No appraisal rights are available to holders of Shares in connection with the Offer, and we do not expect appraisal rights to be available to holders of Shares in connection with the Merger. The Offer is subject only to the satisfaction or waiver of certain conditions described in “Section 15—Conditions of the Offer.” “Section 13—The Transaction Documents—The Merger Agreement” contains a more detailed description of the Merger Agreement, including the conditions of the Merger. “Section 5—Material U.S. Federal Income Tax Considerations” describes the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Board of Directors of Hillshire Brands (the “Hillshire Brands Board”) has unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Hillshire Brands and Hillshire Brands’ stockholders, (ii) approved the Merger Agreement and consummation of the transactions contemplated thereby and (iii) subject to the terms of the Merger Agreement, resolved to recommend that Hillshire Brands’ stockholders accept the Offer and tender their shares pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger. The Hillshire Brands Board recommends that Hillshire Brands’ stockholders accept the Offer and tender their Shares pursuant to the Offer. Hillshire Brands has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

On the date of this Offer to Purchase, Hillshire Brands will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, and the Schedule 14D-9 will be mailed to Hillshire Brands stockholders with this Offer to Purchase. The Schedule 14D-9 includes a more complete description of the Hillshire Brands Board’s reasons for approving the Merger Agreement and the consummation of the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully.

Each of Centerview Partners LLC (“Centerview”) and Goldman, Sachs & Co. (“Goldman Sachs”), Hillshire Brands’ financial advisors, has delivered to the Hillshire Brands Board its written opinion to the effect that, as of July 1, 2014 and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by Hillshire Brands’ stockholders (other than certain excepted holders specified in each case therein) pursuant to the Offer and the Merger was fair from a financial point of view to such stockholders. The full text of such written opinions containing the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the rendering of each such opinion is included with the Schedule 14D-9.

The Offer is conditioned upon, among other things, (i) there being validly tendered, and not validly withdrawn, prior to the expiration of the Offer, a number of Shares (excluding shares tendered pursuant to notices of guaranteed delivery for which Shares have not been delivered) that, together with the Shares then beneficially owned by Tyson and/or Purchaser, represents at least two-thirds of the total number of Shares outstanding as of the expiration of the Offer (the “Minimum Condition”) and (ii) expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”). The Offer is not conditioned upon Tyson or Purchaser obtaining financing. See “Section 15—Conditions of the Offer” and “Section 16—Certain Legal Matters; Regulatory Approvals.”

According to Hillshire Brands, as of the close of business on July 9, 2014, there were (i) 124,491,419 Shares issued and outstanding and (ii) outstanding stock options to purchase 3,525,971 Shares granted under Hillshire Brands equity compensation plans (of which all had an exercise price that is less than the Offer Price), (iii) restricted stock units and performance share units representing 1,574,125 Shares granted under Hillshire Brands equity compensation plans (assuming achievement at target or, if calculable, actual levels of performance) and (iv) 117,791 shares of Hillshire Brands common stock subject to issuance upon settlement of deferred compensation equity awards under Hillshire Brands deferred compensation plans. The Minimum Condition requires that a number of Shares (excluding shares tendered pursuant to notices of guaranteed delivery for which Shares have not been delivered) that, together with the Shares then beneficially owned by Tyson and/or Purchaser, represents at least two-thirds of the Shares outstanding, shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer. Tyson and Tyson’s subsidiaries (including us) beneficially own 100 Shares representing 0.00008% of the Shares outstanding. Accordingly, assuming that no stock options are exercised and that no restricted stock units are exchanged for Shares prior to the expiration of the Offer, the Minimum Condition would be satisfied if at least 82,994,280 Shares are validly tendered pursuant to the Offer and not withdrawn.

Upon the payment for Shares accepted for payment under the Offer, the Merger Agreement provides that Tyson will be entitled to designate a number of directors, rounded up to the next whole number, to the Hillshire Brands Board that is in the same proportion as the Shares beneficially owned by Tyson to the total number of Shares then outstanding. Not less than 10 days prior to the day any such person takes office as a director (or such shorter period as the SEC may authorize), Hillshire will file with the SEC and deliver to stockholders an information statement containing the information required under Section 14(f) and Rule 14f-1 of the Securities Exchange Act of 1934, as amended. Because we expect, immediately after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement, Tyson does not currently intend to exercise this right and to designate officers or employees of Tyson or an affiliate of Tyson to serve as directors of Hillshire Brands. However, if this right is exercised, we expect that such representation on the Hillshire Brands Board would permit us to exert substantial influence over Hillshire Brands’ conduct of its business and operations. Following the Merger, the directors of Purchaser will be the directors of Hillshire Brands.

Under the Maryland General Corporation Law (the “MGCL”), if we acquire, pursuant to the Offer, the Top-Up Option (as defined in “Section 13—The Transaction Documents—The Merger Agreement”) or otherwise, at least 90% of the outstanding Shares, or, if the Merger has not occurred prior to October 1, 2014, two-thirds of the outstanding Shares, subject to the terms and conditions of the Merger Agreement, we would effect the Merger under the short-form merger provisions of the MGCL without a vote of Hillshire Brands’ stockholders. As a result of the Top-Up Option, under which we would be required to purchase a certain number of Shares so as to acquire at least 90% of the outstanding Shares pursuant to the deemed exercise of the Top-Up Option, if the Offer is consummated, we expect to effect the Merger under the short-form merger provisions of the MGCL without a vote of Hillshire Brands’ stockholders. However, if the Merger is to occur prior to October 1, 2014 and in the unlikely event we do not acquire, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, subject to the terms and conditions of the Merger Agreement, we will have to seek approval of the Merger by Hillshire Brands’ stockholders. Such approval of the Merger would require the affirmative vote of holders of two-thirds of the outstanding Shares. Assuming that the Minimum Condition and the other conditions to the Offer are satisfied, upon consummation of the Offer, we would own a sufficient number of Shares to enable us, without the affirmative vote of any other Hillshire Brands’ stockholders, to satisfy the stockholder approval requirement to approve the Merger. See “Section 13—The Transaction Documents—The Merger Agreement.”

The consummation of the Offer is conditioned upon the fulfillment of the conditions described in “Section 15—Conditions of the Offer.” The Offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, August 12, 2014 unless we extend the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer. Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in “Section 3—Procedure for Tendering Shares” at or prior to the Expiration Time. “Expiration Time” means 12:00 midnight, New York City time, at the end of Tuesday, August 12, 2014 unless extended, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, will expire.

The Offer is subject only to the conditions set forth in “Section 15—Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Condition and expiration or termination of the waiting period (and any extension thereof) under the HSR Act. See “Section 16—Certain Legal Matters; Regulatory Approvals.” Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time. If any condition to the Offer is not satisfied or waived at any scheduled Expiration Time, we will extend the Expiration Time for an additional period of up to five business days per extension until all of the conditions are satisfied or, to the extent permitted, waived. However, if on any scheduled Expiration Date the only condition to the Offer that has not been satisfied or, to the extent permitted, waived is the Minimum Condition, then we will extend the Expiration Time for an additional period of up to a total of ten additional business days, and will only further extend the Expiration Time if requested to do so by Hillshire Brands. In addition, we will extend the Expiration Time for any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or by the rules of any securities exchange, including the New York Stock Exchange (“NYSE”). We shall not, however, be required to extend the Expiration Time beyond December 1, 2014 (the “Outside Date”), except that if on such date all conditions have been satisfied or waived other than the condition that the waiting period (and any extensions thereof) under the HSR Act shall have expired or terminated (and certain other conditions that by their nature are to be satisfied at the expiration of the Offer), we shall have no obligation to extend the offer beyond April 1, 2015 and April 1, 2015 shall be deemed to be the “Outside Date.” Under the terms of the Merger Agreement, we may not terminate the Offer other than in connection with the termination of the Merger Agreement. During any extension of the Offer, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See “Section 4—Withdrawal Rights.”

In accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Merger Agreement, Purchaser may provide, at its option or at the request of Hillshire Brands, subject to the terms of the Merger Agreement, a subsequent offering period following the Expiration Time (a “Subsequent Offering Period”). If provided, a Subsequent Offering Period will be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not previously tendered in the Offer. If a Subsequent Offering Period is made available, then (i) it will remain open for such period or periods as we will specify of at least three business days, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn, (iii) we will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the Offer Price. We may extend any initial Subsequent Offering Period by any period or periods. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. However, following the satisfaction or waiver of all the conditions to the Offer and the acceptance for payment of all the Shares tendered in the Offer (including any extensions thereof), as well as any Shares we would be required to purchase pursuant to the deemed exercise of the Top-Up Option (as defined in “Section 13—The Transaction Documents—The Merger Agreement”), we expect to have obtained a sufficient percentage of the Shares to be able to effect the Merger under the short-form merger provisions of the MGCL without a vote of Hillshire Brands’ stockholders. Therefore, it is not likely that we would elect to make available a subsequent offering period.

In the unlikely event that we elect to provide or extend a Subsequent Offering Period, we will make a public announcement of such Subsequent Offering Period or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Time or the date of termination of the prior Subsequent Offering Period.

We also reserve the right to waive any of the conditions to the Offer and to make any change in the terms of, or conditions to, the Offer, provided that Hillshire Brands’ consent is required for us to (i) reduce the number of Shares sought in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) add conditions to the Offer in addition to those set forth set forth in the Merger Agreement (which are described below in “Section 15—Conditions of the Offer”) or modify or change the conditions to the Offer set forth in the Merger Agreement (which are described below in “Section 15—Conditions of the Offer”) in any manner that is adverse to the holders of Shares or that makes the conditions to the Offer more difficult to satisfy, (v) extend the Expiration Time (except as otherwise provided by the Merger Agreement) or (vi) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of Shares.

If we make a material change in the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days generally must be required to allow adequate dissemination and investor response. Accordingly, if, prior to the Expiration Time, we increase the consideration to be paid for Shares in the Offer, and if the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, we will extend the Offer at least until the expiration of that period of ten business days. If, prior to the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

Hillshire Brands has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, banks and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Dividends and Distributions Pending the Offer and Merger. As discussed in greater detail in “Section 14—Dividends and Distributions,” under the terms of the Merger Agreement, Hillshire Brands is permitted to, and intends to, pay regular quarterly cash dividends on the shares in an amount not exceeding

$0.175 per share in accordance with Hillshire Brands’ historical practice over the past 12 months. Hillshire Brands is also permitted to pay dividend equivalents that accrue pursuant to the terms of Hillshire Brands equity or equity-related awards under certain existing benefits plans. In addition, the Merger Agreement provides that, if Hillshire Brands has declared and set a record date for a regular quarterly cash dividend and the effective time of the Merger occurs after the record date for such dividend and prior to the payment date for such dividend, then Tyson or the surviving corporation will pay such dividend (and any applicable dividend equivalent rights) following the effective time of the Merger on the scheduled payment date for such dividend.

2. Acceptance for Payment and Payment of Shares. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time as promptly as practicable (but in any event within three Business Days (as defined in the Merger Agreement)) after the expiration of the Offer. If we provide a Subsequent Offering Period, we will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see “Section 16—Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you.

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or an Agent’s Message (defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery”) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see “Section 3—Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3—Procedure for Tendering Shares,” the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

To the extent permitted under the Merger Agreement, we reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3. Procedure for Tendering Shares.

Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase at or prior to the Expiration Time and either (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received at or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled

“Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with the Offer to Purchase is received by the Depositary (as provided below) by the Expiration Time; and

•	the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

Backup U.S. Federal Income Tax Withholding. Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a nonresident alien or foreign entity, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy. By executing a Letter of Transmittal (or a manually signed facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or revocations may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights with respect to such Shares as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Hillshire Brands’ stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Hillshire Brands’ stockholders.

Determination of Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Stock Options and Restricted Stock Units. The Offer is made only for Shares and is not made for any options to acquire Shares or for any Hillshire Brands restricted stock units. Holders of vested but unexercised options to purchase Shares granted under Hillshire Brands equity compensation plans may participate in the Offer only if they first exercise their options in accordance with the terms of the applicable Hillshire Brands equity compensation plan and stock option award agreement and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such options that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section 3.

4. Withdrawal Rights. Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Time and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after September 13, 2014, which is 60 days from the date of the commencement of the Offer.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses or facsimile numbers set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time (or during the Subsequent Offering Period, if any) by again following any of the procedures described in “Section 3—Procedure for Tendering Shares.”

If we provide a Subsequent Offering Period (as described in more detail in “Section 1—Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Material U.S. Federal Income Tax Considerations. The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders generally (in each case, as defined below) who tender Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, and is based upon present law (which may change, or be subject to differing interpretations, possibly with retroactive effect). Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the tender of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies to you only if you hold your Shares as a capital asset and does not apply if you acquired your Shares pursuant to the exercise of stock options or are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

U.S. Holders. Except as otherwise set forth below, the following discussion is limited to the material U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes), or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of the partnership or a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger.

Your sale of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, will be a taxable transaction for U.S. federal income tax purposes. In general, if you sell Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (excluding any amounts paid as a dividend on the Shares following the Effective Time, as described below). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) sold pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

In the event that Hillshire Brands has declared and set a record date for a dividend and the Effective Time occurs after the record date, but prior to the payment date for such dividend, under the Merger Agreement, Tyson has agreed to pay, or cause Hillshire Brands to pay, such dividend on the scheduled payment date (a “Post-Closing Dividend”). The U.S. federal income tax consequences of a Post-Closing Dividend are uncertain. However, Tyson intends to treat any Post-Closing Dividend as a dividend for U.S. federal income tax purposes. Assuming any Post-Closing Dividend is so treated, a U.S. Holder that receives a Post-Closing Dividend will be subject to U.S. federal income tax on such payment in the same manner as ordinary course dividends paid by Hillshire Brands prior to the Effective Time.

Non-U.S. Holders. The following is a summary of the material U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

Payments made to a Non-U.S. Holder with respect to Shares sold in the Offer, during a Subsequent Offering Period or pursuant to the Merger (excluding any amounts paid as a dividend on the Shares following the Effective Time, as described below) generally will not be subject to U.S. federal income tax, unless: (i) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” and such Non-U.S. Holder should provide an Internal Revenue Service Form W-8ECI instead of a Substitute Form W-9, and (b) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on its effectively connected earnings and profits (subject to certain adjustments); (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year; or (iii) the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Under the Merger Agreement, as noted above, Tyson has agreed to pay, or cause Hillshire Brands to pay, a Post-Closing Dividend. The U.S. federal income tax consequences of a Post-Closing Dividend are uncertain. However, Tyson intends to treat any Post-Closing Dividend as a dividend for U.S. federal income tax purposes. Assuming any Post-Closing Dividend is so treated, a Non-U.S. Holder that receives a Post-Closing Dividend will be subject to U.S. federal withholding tax on such payment in the same manner as ordinary course dividends paid by Hillshire Brands prior to the Effective Time.

Information Reporting and Backup Withholding. Proceeds from the sale of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger and any Post-Closing Dividend generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if the stockholder or other payee fails to provide a valid taxpayer identification number and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided that the required information is timely furnished to the Internal Revenue Service. See “Section 3—Procedure for Tendering Shares—Backup U.S. Federal Income Tax Withholding.”

6. Price Range of Shares; Dividends. The Shares are listed and principally traded on NYSE under the symbol “HSH”. The Shares are also listed and trade on the Chicago Stock Exchange (“CSE”). The following table sets forth for the periods indicated the high and low sales prices per Share on NYSE and the cash dividends paid per Share, as reported in the Hillshire Brands’ Annual Report on Form 10-K for the fiscal year ended June 29, 2013 with respect to the fiscal years 2012 and 2013, and thereafter as reported in published financial sources:

	High	Low	Dividends
2012*
First Quarter	$30.39	$24.54	$—
Second Quarter	29.69	24.12	0.58
Third Quarter	33.95	28.67	0.58
Fourth Quarter	34.43	27.56	—
2013
First Quarter	30.43	24.31	0.125
Second Quarter	28.74	24.96	0.125
Third Quarter	35.19	27.30	0.125
Fourth Quarter	37.28	31.75	0.125
2014
First Quarter	36.01	30.63	0.175
Second Quarter	34.12	30.35	0.175
Third Quarter	38.01	32.71	0.175
Fourth Quarter	62.32	34.22	0.175
2015
First Quarter (through July 15, 2014)	62.85	62.63	0.175

(*)	The historical market prices for fiscal 2012 have been adjusted to reflect the impact of Hillshire Brands’ spin-off of its international coffee and tea business in 2012 and a 1-for-5 reverse stock split on June 28, 2012. A portion of the original market price was allocated to Hillshire Brands (approximately 30%) and a portion to the international coffee and tea business (approximately 70%) based on the same percentages to be used to allocate the cost of a share of common stock for tax basis purposes. After the market price attributable to Hillshire Brands was determined, it was adjusted to reflect the 1-for-5 reverse stock split.

Under the terms of the Merger Agreement, Hillshire Brands has agreed not to declare, set aside for payment or pay any dividend other than (i) regular quarterly cash dividends not exceeding $0.175 per Share in accordance with Hillshire Brands’ historical practice over the past 12 months and (ii) dividend equivalents that accrue pursuant to equity awards with respect to those quarterly dividends. If we acquire control of Hillshire Brands, we currently intend that no further dividends will be declared on the Shares prior to acquisition by us of the entire equity interest in Hillshire Brands, though following the Effective Time, we or Hillshire Brands will pay any Post-Closing Dividends under the terms of the Merger Agreement.

On May 23, 2014, the last full trading day before a proposal to acquire Hillshire Brands was publicly announced, the reported closing sale price per Share on the NYSE was $37.02. On June 6, 2014, the last full trading day before we announced our delivery to Hillshire Brands of our unilaterally binding offer to acquire Hillshire Brands for $63.00 per share, the reported closing sale price per Share on NYSE was $58.92. Between June 9, 2014, the first full trading day after we announced our delivery to Hillshire Brands of our unilaterally binding offer to acquire Hillshire Brands for $63.00 per share, and July 15, 2014, the reported closing sale price per Share on NYSE ranged between $61.82 and $62.82. On July 15, 2014, the last full trading day before the date of this Offer to Purchase, the reported closing sale price per Share on NYSE was $62.81. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we intend to consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between consummation of the Offer and consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares. If the Offer is consummated but the Merger does not occur, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. As a result of the Top-Up Option (as defined in “Section 13—The Transaction Documents—The Merger Agreement”), under which we would be required to purchase a certain number of Shares so as to acquire at least 90% of the outstanding Shares pursuant to the deemed exercise of the Top-Up Option, we expect that the Merger will occur promptly after consummation of the Offer such that the aforementioned timing difference would be minimal.

Stock Exchange Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE or the CSE. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NYSE or the CSE, the market for the Shares could be adversely affected. According to the NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things, (i) there were fewer than 400 stockholders, (ii) there were fewer than 1,200 stockholders and the average monthly trading volume was less than 100,000 Shares over the most recent 12 months, (iii) the number of publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 600,000, or (iv) the aggregate market value of the publicly held Shares was less than $50 million. According to the CSE’s published guidelines, the Shares would not meet the criteria for continued listing on the CSE if, among other things, there were fewer than 400 stockholders. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet these criteria, the listing of Shares on the NYSE and/or the CSE, as applicable, would be discontinued and the market for the Shares could be adversely affected. However, as noted above, we expect that the Merger will occur promptly after consummation of the Offer.

If the NYSE or the CSE were to delist the Shares (which we intend to cause Hillshire Brands to seek if we acquire control of Hillshire Brands and the Shares no longer meet the criteria for continued listing on the NYSE or the CSE), it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms and the possible termination of registration of the Shares under the Exchange Act. However, as noted above, we expect that the Merger will occur promptly after consummation of the Offer.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Hillshire Brands to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of Hillshire Brands subject to registration, would substantially reduce the information required to be furnished by Hillshire Brands to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 thereof under the Exchange Act with respect to “going private” transactions, no longer applicable to Hillshire Brands. Furthermore, “affiliates” of Hillshire Brands and persons holding “restricted securities” of Hillshire Brands may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause Hillshire Brands to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NYSE and the CSE will be terminated following the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Hillshire Brands. According to Hillshire Brands’ Form 10-K for the fiscal year ended June 29, 2013, Hillshire Brands was organized as a Maryland corporation in 1941 as The C.D. Kenny Company, was renamed Sara Lee Corporation in 1985 and adopted its current name in June 2012. Its principal executive offices are located at 400 S. Jefferson Street, Chicago, Illinois 60607. The telephone number of Hillshire Brands’ principal executive offices is (312) 614-6000.

The following description of Hillshire Brands and its business has been taken from Hillshire Brands’ Form 10-K for the fiscal year ended June 29, 2013, and is qualified in its entirety by reference to such Form 10-K:

Hillshire Brands is a manufacturer and marketer of high-quality, brand name food products. Its portfolio of brands includes Jimmy Dean, Ball Park, Hillshire Brands Farm, State Fair, Sara Lee frozen bakery, Chef Pierre pies, Aidells, Van’s and Gallo Salame.

Hillshire Brands Projections. Hillshire Brands typically provides investors with full-year financial guidance which may cover such areas as sales and EPS, among other items, which it may update from time to time during the relevant year. In connection with Tyson’s due diligence review, Hillshire Brands provided to Tyson certain limited projected financial information concerning Hillshire Brands for the fourth quarter of Hillshire Brands’ fiscal year 2014 only. These projections were not prepared with a view to public disclosure or compliance with guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections or forecasts. These projections are included herein only because such information was provided to Tyson in connection with its evaluation of a business combination transaction. Hillshire Brands has advised Tyson that its internal financial forecasts (upon which the projections provided to Tyson were based in part) are subjective in many respects and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Tyson), all made by Hillshire Brands’ management, with respect to general business, economic, market and financial conditions and other matters. These assumptions regarding future events are difficult to predict and many are beyond Hillshire Brands’ control. Accordingly, there can be no assurance that the assumptions made by Hillshire Brands in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Tyson, Purchaser, Hillshire Brands or their respective affiliates or representatives consider the projections to be material information of Hillshire Brands or necessarily predictive of actual future events, and the projections should not be relied upon as such. These projections are being provided in this document only because Hillshire Brands made them available to Tyson in connection with Tyson’s due diligence review of Hillshire Brands. None of Tyson, Purchaser, Hillshire Brands or any of their respective affiliates or representatives makes any representation to any person regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, investors are cautioned not to place undue reliance on the projected information provided.

It is Tyson’s understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and Hillshire Brands’ independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that Hillshire Brands may achieve the results contained in the projections, and accordingly assume no responsibility for them.

The projections exclude Hillshire Brands’ acquisition of Van’s Natural Foods, which was completed on May 15, 2014.

The projections provided by Hillshire Brands management included:

4Q 2014 E (in millions, except per share data)
Net sales	$997
Gross profit	$266
Net income – As Adjusted(1)	$33
EPS – As Adjusted(1)	$0.26

(1)	Each “adjusted” measure is reported as a non-GAAP financial measure that excludes from the applicable financial measure computed in accordance with GAAP the impact of significant items and dispositions. Significant items include income or charges (and related tax impact) that management believes have had or are likely to have a significant impact on the earnings of the applicable business segment or on the total company for the period in which the item is recognized that are not indicative of Hillshire’s core operating results and affect the comparability of underlying results from period to period. These amounts should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity.

Hillshire Brands Estimated Financial Information. On July 10, 2014, subsequent to entry into the Merger Agreement by Tyson and Hillshire Brands, Hillshire Brands provided to Tyson certain preliminary, estimated “flash” financial information for the fourth quarter of Hillshire Brands’ fiscal year 2014 and for the full fiscal year 2014. This estimated financial information is being provided in this document only because Hillshire Brands management made it available to Tyson in the course of their communications following entry into the Merger Agreement.

This estimated financial information was not prepared with a view to public disclosure or compliance with guidelines of the SEC or the American Institute of Certified Public Accountants. This estimated financial information was not prepared in accordance with GAAP, contains only unaudited, preliminary data and is not comparable to Hillshire Brands’ audited financial statements from 2013 or any other period. This estimated financial information is not intended to provide an accurate representation of Hillshire Brands’ financial condition or results of operations on a GAAP basis for the periods presented. Hillshire Brands’ independent auditors have not examined, compiled or performed any other procedures with respect to this estimated financial information, nor have they expressed any opinion or any other form of assurance of such information, and accordingly assume no responsibility for them. Hillshire Brands has not completed the preparation of its annual financial statements and as a consequence the audit process by its independent auditors has not been completed. Therefore, such estimates do not include the impact of audit adjustments, including, among other things, the valuation of goodwill. As a consequence, such audited results may differ from such estimates and such differences could be significant. In this regard, investors are cautioned not to place undue reliance on the estimated financial information provided. None of Tyson, Purchaser, Hillshire Brands or any of their respective affiliates or representatives makes any representation to any person regarding the estimated financial information.

The estimated financial information includes Hillshire Brands’ acquisition of Van’s Natural Foods, which was completed on May 15, 2014.

The estimated financial information provided by Hillshire Brands management for 4Q 2014 and the fiscal year 2014 included:

(in millions, except per share data)	4Q 2014	FY 2014
Net sales	$1,064.7	$4,085.4
Gross profit	$280.5	$1,158.3
Operating income	$76.7	$388.5
EPS – As Adjusted(1)	$0.35	$1.81

(1)	Each “adjusted” measure is reported as a non-GAAP financial measure that excludes from the applicable financial measure computed in accordance with GAAP the impact of significant items and dispositions. Significant items include income or charges (and related tax impact) that management believes have had or are likely to have a significant impact on the earnings of the applicable business segment or on the total company for the period in which the item is recognized that are not indicative of Hillshire’s core operating results and affect the comparability of underlying results from period to period. These amounts should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity.

Additional Information. Hillshire Brands is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Hillshire Brands’ filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

9. Certain Information Concerning Purchaser and Tyson. We are a Maryland corporation incorporated on June 6, 2014, with principal executive offices at 2200 Don Tyson Parkway, Springdale, AR 72762. The telephone number of our principal executive offices is (479) 290-4000. To date, we have engaged in no activities other than those incidental to our formation, entry into the Merger Agreement, the commencement of the Offer and related activities. The Purchaser is a wholly owned subsidiary of Tyson.

Tyson was founded in 1935 and was reincorporated as a Delaware corporation in 1986 with principal executive offices located at 2200 Don Tyson Parkway, Springdale, AR 72762. The telephone number of Tyson’s principal executive offices is (479) 290-4000. Tyson is one of the world’s largest meat protein companies and the second-largest food production company in the Fortune 500 with one of the most recognized brand names in the food industry. Tyson produces, distributes and markets chicken, beef, pork, prepared foods and related allied products.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Tyson and Purchaser and certain other information are set forth on Schedule I to this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Tyson and, to Purchaser’s and Tyson’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Tyson, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Hillshire Brands; (ii) none of Purchaser, Tyson and, to Purchaser’s and Tyson’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Hillshire Brands during the past 60 days; (iii) none of Purchaser and, to Purchaser’s and Tyson’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Hillshire Brands (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Tyson, Purchaser, their subsidiaries or, to Tyson’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Hillshire Brands or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations, except that Hillshire Brands is a customer of Tyson in the ordinary course of their respective businesses with aggregate purchases from Tyson by Hillshire Brands totaling $52,686,476 and $66,642,025 during Hillshire Brands’ 2013 and 2014 fiscal years, respectively; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Tyson, Purchaser, their subsidiaries or, to Tyson’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Hillshire Brands or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Tyson, Purchaser and, to Tyson’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of Tyson, Purchaser and, to Tyson’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Tyson is relevant to your decision whether to tender your Shares and accept the Offer because (i) we were incorporated solely for the purpose of effecting the Offer and the Merger and, prior to the expiration date of the Offer, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) consummation of the Offer is not subject to any financing condition, (iv) Tyson will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not validly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger and to pay related fees and expenses, and (v) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

Additional Information. Tyson is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Tyson is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options and restricted stock units granted to them, the principal holders of its securities and any material interests of such persons in transactions with Tyson. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Tyson’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of the Offer to Purchase.

10. Source and Amount of Funds. We estimate that we will need approximately $8.2 billion to purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer, to pay amounts payable in respect of certain stock options and restricted stock units, to pay related fees and expenses and to complete the Merger and to pay the consideration in respect of Shares converted in the Merger into the right to receive the same per Share amount paid in the Offer. Parent will provide us with sufficient funds to satisfy these obligations. Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements. We currently expect that Tyson will obtain these funds through borrowings under the Facilities described below, cash on hand and/or the proceeds of issuance of debt or equity securities of Tyson.

The 364-Day Facilities. On June 9, 2014, Tyson entered into a Second Amended and Restated Commitment Letter (the “Bridge Commitment Letter”) with Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”), JPMorgan Chase Bank, N.A. (“JPMorgan”) and J.P. Morgan Securities LLC (“JPMS” and collectively with Morgan Stanley and JPMorgan with respect to the Bridge Commitment Letter, the “Bridge Commitment Parties”) under which Morgan Stanley, JPMS and JPMorgan committed to provide a 364-day senior unsecured bridge facility to Tyson in an aggregate principal amount of up to $8.2 billion (as modified and documented by the Bridge Agreement (as defined below), the “Bridge Facility”). On July 15, 2014, in connection with the Bridge Facility, Tyson entered into a 364-Day Bridge Term Loan Agreement (the “Bridge Agreement”) among Tyson, as borrower, the lenders party thereto and Morgan Stanley, as administrative agent. Upon Tyson’s entering into the $2.5 billion senior unsecured term loan facility described below, the aggregate principal amount of the Bridge Facility contemplated by the Bridge Commitment Letter was reduced on a dollar-for-dollar basis. As a result, the aggregate principal amount of commitments under the Bridge Facility is $5.7 billion. The Bridge Facility became effective as of July 15, 2014; but as discussed below, the lenders party to the Bridge Agreement will not be obligated to lend until the satisfaction or waiver of the conditions precedent to the consummation of the Offer in accordance with the terms and conditions of the Merger Agreement, among other conditions. The outstanding commitments of the Bridge Commitment Parties under the Bridge Commitment Letter terminated upon effectiveness of the Bridge Agreement.

In addition, on June 27, 2014, Tyson amended its existing senior unsecured revolving credit facility of $1.0 billion (the “Existing Revolving Facility” and, as so amended, the “Amended Revolving Facility,” the Amended Revolving Facility, together with the Bridge Facility, the “364-Day Facilities”) to, among other things, permit the consummation of the Offer and Merger without resulting in the occurrence of a default or event of default under the Existing Revolving Facility. Tyson expects to contribute or otherwise advance funds to enable the Purchaser to consummate the Offer. Tyson expects, based upon the combination of internally available cash, borrowings under the Bridge Facility, if any, and borrowings under the Term Loan Facility (as defined below), to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer.

Interest Rates and Commitment Fee. Borrowings under the 364-Day Facilities, if any, will be unsecured, will mature on the date that is 364 days after the date of consummation of the Merger and will be unconditionally guaranteed by Tyson Fresh Meats, Inc. Borrowings under the 364-Day Facilities, if any, will bear interest at a rate per annum equal to, at the option of Tyson, (i) the highest of (a) Morgan Stanley’s prime rate, (b) a rate equal to the federal funds effective rate plus 0.5% and (c) a rate based on certain rates offered for U.S. dollar deposits in the London interbank market (the “Eurocurrency Rate”) plus 1.0%, or (ii) the Eurocurrency Rate, in each case plus a margin that fluctuates based upon Tyson’s credit ratings as assigned by S&P, Moody’s and Fitch from time to time (the “Credit Ratings”). In the case of the Bridge Facility, each lender is entitled to a commitment fee payable quarterly in arrears, based upon the average daily unused amount of its commitments under the Bridge Facility, which fee fluctuates based upon the Credit Ratings. In addition, in the case of the Bridge Facility, Tyson will be required to pay each lender duration fees 90 days, 180 days and 270 days after the date on which all conditions precedent to the consummation of the Offer are satisfied, which fees will be based on the aggregate principal amount of loans and undrawn commitments outstanding under the Bridge Facility on such dates.

Other Terms. The 364-Day Facilities contain representations and warranties customary for credit facilities of this nature, including as to financial matters; absence of a material adverse change with respect to Tyson and its subsidiaries since September 28, 2013; litigation; no conflict with material agreements or instruments; compliance with law; payment of taxes; ERISA; insurance; solvency; and OFAC, FCPA and PATRIOT Act.

The 364-Day Facilities also contain certain covenants, including limitations on liens; hedging arrangements (with exceptions for hedging arrangements in the ordinary course not for speculative purposes); mergers, consolidations, liquidations and dissolutions; negative pledge clauses and clauses restricting subsidiary distributions; and changes in lines of business. In addition, the 364-Day Facilities (i) limit the ratio of Tyson’s debt to capitalization to a maximum of 0.65 to 1.0 from the date on which all conditions precedent to the consummation of the Offer are satisfied through the first full fiscal quarter thereafter, and otherwise a maximum of 0.60 to 1.0, and (ii) require the ratio of Tyson’s EBITDA to be at least interest of 3.75 to 1.0.

The obligations of Morgan Stanley, JPMorgan and other banks in the syndicate of lenders to make the loans under the 364-Day Facilities are conditioned upon, among other things, negotiation, execution and delivery of the definitive documentation for the 364-Day Facilities consistent with the applicable terms of the Bridge Commitment Letter, which condition was satisfied on July 15, 2014; satisfaction or waiver of the conditions precedent to the consummation of the Offer in accordance with the terms and conditions of the Merger Agreement; execution of the Merger Agreement in the form provided to Morgan Stanley and J.P. Morgan Securities LLC (“JPMS”) prior to their execution of the Bridge Commitment Letter, which condition was satisfied on July 1, 2014; absence of a material adverse change with respect to Hillshire Brands since June 29, 2013; receipt of required certificates and organizational documents; and delivery of certain financial statements.

The 364-Day Facilities are governed by New York law, except that certain matters concerning the provisions of the Merger Agreement and the meaning of a material adverse change as it relates to Hillshire Brands are governed by Maryland law.

It is anticipated that the borrowings under the 364-Day Facilities described above will be refinanced or repaid, or the commitments under the 364-Day Facilities described above will be reduced, from funds generated internally by Tyson (including, after consummation of the Merger, existing cash balances of and funds generated by Hillshire Brands) or other sources, which may include the proceeds of the sale of securities or the proceeds of term loans. Decisions concerning the above 364-Day Facilities, or the issuance of any securities as described in the first paragraph of this Section 10, will be made based on Tyson’s review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions.

The Term Loan Facility. On June 17, 2014, Tyson entered into a commitment letter (the “Term Loan Commitment Letter”) with Morgan Stanley, JPMorgan and JPMS (collectively with respect to the Term Loan Commitment Letter, the “Term Loan Commitment Parties”) pursuant to which Morgan Stanley, JPMS and JPMorgan agreed to use commercially reasonable efforts to arrange a syndicate of banks, financial institutions and other lenders acceptable to Tyson that will participate in a senior unsecured term loan facility in an aggregate principal amount of up to US$2.5 billion (the “Term Loan Facility”) with Tyson as the borrower. On July 15, 2014, in connection with the Term Loan Facility, Tyson entered into a Term Loan Agreement (the “Term Loan Agreement”) among Tyson, as borrower, the lenders party thereto and Morgan Stanley, as administrative agent. The Term Loan Facility became effective as of that date; but as discussed below, the lenders party to the Term

Loan Agreement will not be obligated to lend until the satisfaction or waiver of the conditions precedent to the consummation of the Offer in accordance with the terms and conditions of the Merger Agreement, among other conditions. The Term Loan Facility consists of a $1,306.25 million 3-Year Tranche, a $593.75 million 5-Year Tranche A and a $600 million 5-Year Tranche B. The outstanding commitments of the Term Loan Commitment Parties under the Term Loan Commitment Letter terminated upon effectiveness of the Term Loan Agreement.

Amortization, Interest and Commitment Fees. The Term Loan Facility is unsecured and is unconditionally guaranteed by Tyson Fresh Meats, Inc. Loans under each of the 3-Year Tranche and 5-Year Tranche A will amortize at a quarterly rate of 2.50% of the respective initial principal amounts of such loans, and loans under the 5-Year Tranche B will not amortize. Loans under the 3-Year Tranche will mature on the date that is three years after the date on which all conditions precedent to the consummation of the Offer have been satisfied, and loans under each of the 5-Year Tranche A and the 5-Year Tranche B will mature on the date that is five years after the date on which all of the conditions precedent to the consummation of the Offer have been satisfied.

Loans under the Term Loan Agreement will bear interest at a rate per annum equal to, at the option of Tyson, (i) the highest of (a) Morgan Stanley’s prime rate, (b) a rate equal to the federal funds effective rate plus 0.5% and (c) the Eurocurrency Rate plus 1.0%, or (ii) the Eurocurrency Rate, in each case plus a margin that fluctuates based upon the Credit Ratings. Each lender under the Term Loan Agreement is entitled to a commitment fee payable quarterly in arrears, based upon the average daily unused amount of its commitments under the Term Loan Facility, accruing during the period commencing on the date of effectiveness of the Term Loan Facility.

Other Terms. The Term Loan Agreement contains representations and warranties customary for credit facilities of this nature, including as to financial matters; absence of a material adverse change with respect to Tyson and its subsidiaries since September 28, 2013; litigation; no conflict with material agreements or instruments; compliance with law; payment of taxes; ERISA; insurance; solvency; and OFAC, FCPA and PATRIOT Act.

The Term Loan Agreement also contains certain covenants, including limitations on liens; hedging arrangements (with exceptions for hedging arrangements in the ordinary course not for speculative purposes); mergers, consolidations, liquidations and dissolutions; negative pledge clauses and clauses restricting subsidiary distributions; and changes in lines of business. In addition, the Term Loan Agreement (i) limits the ratio of Tyson’s debt to capitalization to a maximum of 0.65 to 1.0 from the date on which all conditions precedent to the consummation of the Offer are satisfied through the first full fiscal quarter thereafter, and otherwise to a maximum of 0.60 to 1.0, and (ii) requires the ratio of Tyson’s EBITDA to interest to be at least 3.75 to 1.0.

The obligations of the lenders party to the Term Loan Agreement to make the loans thereunder are conditioned upon, among other things, negotiation, execution and delivery of the definitive documentation for the Term Loan Facility consistent with the applicable terms of the Term Loan Commitment Letter, which condition was satisfied on July 15, 2014; satisfaction or waiver of the conditions precedent to the consummation of the Offer in accordance with the terms and conditions of the Merger Agreement; execution of the Merger Agreement in the form provided to Morgan Stanley and JPMS prior to their execution of the Term Loan Commitment Letter, which condition was satisfied on July 1, 2014; absence of a material adverse change with respect to Hillshire Brands since June 29, 2013; receipt of required certificates and organizational documents; and delivery of certain financial statements.

The Term Loan Agreement is governed by New York law, except that certain matters concerning the provisions of the Merger Agreement and the meaning of a material adverse change as it relates to Hillshire Brands are governed by Maryland law.

The foregoing summary descriptions of the 364-Day Facilities and the Term Loan Facility are qualified in their entirety by reference to the Bridge Agreement and Term Loan Agreement, copies of which Purchaser has filed as exhibits to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer (together with any amendments, supplements, schedules, annexes and exhibits thereto, the “Schedule TO”), which you may examine and copy as set forth in “Section 8—Certain Information Concerning Hillshire Brands” above.

11. Background of the Offer; Contacts with Hillshire Brands.

As part of the continuous evaluation of Tyson’s business, strategy and plans, the board of directors of Tyson, along with Tyson’s senior management, regularly consider a variety of potential options and transactions. In recent years, Tyson has evaluated various potential alternatives for expanding its business, including potential acquisitions. Hillshire Brands was one of the companies included within these evaluations. However, prior to the May 29, 2014 letter described below, Tyson and Hillshire Brands had not discussed a potential business combination between their companies.

On May 12, 2014, Hillshire Brands and Pinnacle Foods Inc. (“Pinnacle”) issued a joint press release announcing that they had entered into a definitive agreement (the “Pinnacle Agreement”) under which Hillshire Brands would acquire Pinnacle.

Following the announcement by Hillshire Brands and Pinnacle, Tyson’s senior management renewed its prior, internal consideration of, and discussed internally and with its advisors, the potential strategic benefits of a combination of Tyson’s and Hillshire Brands’ respective businesses, including conducting due diligence on Hillshire Brands based solely on publicly available materials. Based upon this process, Tyson’s senior management prepared a preliminary proposal to acquire Hillshire Brands for presentation to the Tyson board of directors.

On May 27, 2014, Pilgrim’s Pride Corporation (“Pilgrim’s”) issued a press release (which included a copy of a letter that Pilgrim’s had delivered to Hillshire Brands) indicating that Pilgrim’s was prepared to offer $45.00 per share in cash for all of the outstanding shares of Hillshire Brands common stock. The proposal was conditioned upon, among other things, Hillshire Brands terminating the Pinnacle Agreement and indicated that Pilgrim’s would assume the related $163 million termination fee. Later on May 27, 2014, Hillshire Brands issued a press release confirming receipt of the unsolicited proposal from Pilgrim’s, which press release also included the following statement: “We continue to strongly believe in the strategic merits and value creation potential provided by the proposed transaction with Pinnacle Foods. Consistent with its fiduciary duties, and in consultation with its independent financial and legal advisors, Hillshire Brands’ Board will thoroughly review the Pilgrim’s Pride proposal.”

On May 28, 2014, the Tyson board of directors held a special telephonic meeting. At the meeting, the Tyson board of directors discussed the potential strategic benefits of a combination of Tyson’s and Hillshire Brands’ respective businesses with Tyson management and its advisors. Following discussion, the Tyson board of directors authorized Tyson’s submission to Hillshire Brands of a preliminary, non-binding proposal to acquire all of the outstanding shares of Hillshire Brands for $50.00 per share in cash.

On May 29, 2014, Tyson, on an unsolicited basis, submitted a letter to Hillshire Brands proposing to acquire Hillshire Brands for $50.00 per share in cash. In its letter, Tyson noted that it believed that there was a strong strategic, financial and operational rationale for Tyson’s acquisition of Hillshire Brands. The letter also stated that Tyson was interested in acquiring Hillshire Brands on its own, and not as combined with Pinnacle, and that, accordingly, the termination of the Pinnacle Agreement would be a condition to the proposed transaction. Tyson also noted in the letter that its proposal was not subject to a financing condition and that Tyson had secured a fully committed bridge facility from Morgan Stanley for purposes of the acquisition. Tyson also publicly announced its proposal and made public the letter it had submitted to Hillshire Brands. Later on May 29, 2014, Hillshire Brands issued a press release confirming receipt of the unsolicited proposal from Tyson, which press release also included the following statement: “Consistent with its fiduciary duties, and in consultation with its independent financial and legal advisors, Hillshire Brands’ Board will thoroughly review the Tyson Foods proposal.”

On June 2, 2014, a representative of Hillshire Brands contacted a member of Tyson management and advised him that the Hillshire Brands Board had made the requisite determination under the Pinnacle Agreement to conduct discussions with, and (subject to execution of a confidentiality agreement in accordance with the Pinnacle Agreement) provide information to, Tyson with regard to its recent unsolicited proposal, and that Hillshire Brands would conduct a process with respect to the unsolicited proposals it had received, which would involve providing confidential information to and engaging in discussions with Tyson and Pilgrim’s.

On June 3, 2014, Pilgrim’s issued a press release announcing that, on June 1, 2014, it had submitted a revised proposal to Hillshire Brands to acquire all outstanding shares of Hillshire Brands for $55.00 per share in cash.

On June 3, 2014, Hillshire Brands issued a press release announcing that the Hillshire Brands Board had “made the requisite determination under Hillshire Brands’ merger agreement with Pinnacle Foods Inc. to provide information to, and conduct separate discussions with Pilgrim’s Pride Corporation and Tyson Foods, Inc. with regard to their recent unsolicited proposals.” The press release also noted that the Hillshire Brands Board was not withdrawing, modifying, withholding or qualifying its recommendation with respect to the Pinnacle Agreement and the Pinnacle merger, or proposing to do so, and was not making any recommendation with respect to either the Pilgrim’s or the Tyson proposals. Also on June 3, 2014, Hillshire Brands sent to Tyson a draft confidentiality agreement.

From June 3, 2014 to June 6, 2014, Tyson, Hillshire Brands and their respective representatives negotiated the terms of a confidentiality agreement, including the terms of a proposed standstill.

On June 4, 2014, Tyson filed a Form 8-K announcing its entry into a First Amended and Restated Commitment Letter, dated June 2, 2014, which amended and restated its commitment letter from Morgan Stanley dated May 29, 2014. The First Amended and Restated Commitment Letter added JPMorgan as an additional commitment party and provided that each of Morgan Stanley and JPMorgan committed to provide a 364-day senior unsecured bridge credit facility and a 364-day senior unsecured backstop revolving credit facility in connection with Tyson’s offer. The Form 8-K filing included a copy of the First Amended and Restated Commitment Letter.

On June 5, 2014, the Tyson board of directors held a special telephonic meeting at which the directors received an update on discussions with Hillshire Brands.

On June 6, 2014, Tyson and Hillshire Brands entered into the confidentiality agreement, which included a customary standstill provision that would automatically terminate shortly after termination of the Pinnacle Agreement and in certain other circumstances. Following entry into the confidentiality agreement, representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), legal advisor to Hillshire, sent drafts of a merger agreement, disclosure schedules, a form of irrevocable offer letter, and a letter specifying the procedures to be followed in submitting a proposal (the “Proposal Procedures”), to Davis Polk & Wardwell LLP (“Davis Polk”), legal advisor to Tyson. The Proposal Procedures specified the deadlines for submitting comments to the draft transaction documents to Hillshire Brands, following which further discussions could occur. The Proposal Procedures further provided, among other things, that at the end of such discussions, each of Tyson and Pilgrim’s was able to submit an offer to Hillshire Brands consisting of a unilaterally executed merger agreement (including disclosure schedules), executed debt commitment documents, and a unilaterally executed irrevocable offer letter providing that the offer would be held open until the earlier of three days following the termination of the Pinnacle Agreement and December 12, 2014. The Proposal Procedures did not obligate Hillshire Brands to proceed with the process or to accept any offer made during or at the end of the specified process. Later that day, representatives of Centerview, financial advisor to Hillshire, sent certain management presentation materials to representatives of Morgan Stanley & Co. LLC, financial advisor to Tyson. The management presentation materials included certain projections of Hillshire Brands’ management with respect to Hillshire Brands’ financial performance for the fourth quarter of fiscal year 2014, as described in more detail in “Section 8 – Certain Information Concerning Hillshire Brands – Hillshire Brands Projections.”

The draft merger agreement provided to Tyson contemplated, among other things, that Tyson would pay to Hillshire Brands, or to Pinnacle on behalf of Hillshire Brands, the amount to be paid by Hillshire Brands as a result of the termination of the Pinnacle Agreement, which amount was uncapped, and that, if the merger agreement with Tyson was terminated under certain customary circumstances, including a termination by Hillshire Brands to enter into a superior proposal, then Hillshire Brands would pay to Tyson a termination fee equal to 3% of Hillshire Brands’ equity value and, in a subset of those circumstances, would reimburse Tyson for the amount paid by Tyson in respect of the Pinnacle termination fee.

On June 7, 2014, Davis Polk sent Skadden revised drafts of the merger agreement, disclosure schedules and form of irrevocable offer letter reflecting Tyson’s comments. The revised draft merger agreement proposed that the amount paid by Hillshire Brands as a result of the termination of the Pinnacle Agreement would be capped at $163 million, which was the maximum amount contemplated by the Pinnacle Agreement, and that, if the merger agreement with Tyson was terminated under certain customary circumstances, Hillshire Brands would pay to Tyson a termination fee equal to 4.5% of Hillshire Brands’ equity value and, in a broader set of circumstances than had been proposed by Hillshire Brands in the initial draft of the merger agreement, would reimburse Tyson for the amount paid by Tyson in respect of the Pinnacle termination fee. Later that day representatives of Davis Polk and Skadden discussed key terms of the draft merger agreement, including, among other things, the size of the termination fee payable by Hillshire Brands and the circumstances in which Hillshire Brands would be required to reimburse Tyson for the amount paid by Tyson in respect of the Pinnacle termination fee. Also on June 7, 2014, Hillshire Brands management and representatives of Centerview and Goldman Sachs telephonically reviewed the Hillshire Brands management presentation with Tyson management and representatives of Morgan Stanley & Co. LLC.

On the morning of June 8, 2014, Skadden sent a revised draft of the merger agreement to Davis Polk. Later in the day, the Tyson board of directors met and unanimously approved the submission of a unilaterally binding offer to acquire Hillshire Brands on the terms discussed at the meeting. Following the Tyson board meeting, Tyson submitted to Hillshire Brands a proposal for Tyson to acquire Hillshire Brands at a price of $63.00 per share in cash, as set forth in a revised merger agreement, executed by Tyson and Merger Sub. The merger agreement included, in circumstances in which Hillshire Brands would owe a termination fee to Tyson, a termination fee of $261,340,000, or 3.25% of Hillshire Brands’ equity value, plus a reimbursement of the termination fee that Tyson would pay to Pinnacle on Hillshire Brands’ behalf upon termination of the Pinnacle Agreement. Together with the unilaterally executed merger agreement, Tyson also submitted to Hillshire Brands an irrevocable offer letter executed by Tyson which provided that Hillshire Brands could accept Tyson’s offer by executing the merger agreement, at any time until the earlier of three days following the termination of the Pinnacle Agreement and December 12, 2014, subject to the Pinnacle Agreement having been terminated, or being terminated concurrently with such execution.

Following submission of Tyson’s offer, representatives of Tyson and Hillshire Brands discussed certain terms in the merger agreement and disclosure schedules delivered by Tyson, including the ability of Tyson to extend the expiration of any tender offer to be launched by Tyson for Hillshire Brands’ outstanding shares and certain provisions relating to the treatment of Hillshire Brands employees. Later in the evening on June 8, representatives of Centerview informed Tyson that the Hillshire Brands Board had determined that the offer submitted by Tyson was higher than the offer submitted by Pilgrim’s and that the bidding process had concluded. Centerview further indicated that the Hillshire Brands Board did not make any determination to approve Tyson’s offer, to change its recommendation regarding the Pinnacle merger or to make any recommendation with respect to Tyson’s offer. The determination of the Hillshire Brands Board with respect to Tyson’s offer was subsequently confirmed by Hillshire Brands by letter to Tyson dated June 9, 2014. Later on June 8, 2014, Tyson resubmitted to Hillshire Brands its unilaterally executed offer letter, together with the final merger agreement, unilaterally executed by Tyson and Merger Sub, as well as the fully executed Commitment Letter.

On June 9, 2014, Tyson issued a press release announcing that, following the bidding process conducted by Hillshire Brands, Tyson had submitted to Hillshire Brands a unilaterally binding offer to acquire all outstanding shares of Hillshire Brands for $63.00 per share in cash. That same day, Hillshire Brands publicly confirmed receipt of Tyson’s offer and announced that the Hillshire Brands Board had not approved the Tyson offer, had not changed its recommendation regarding the Pinnacle merger and was not making any recommendation with respect to Tyson’s offer. Also on June 9, 2014, following Tyson’s and Hillshire Brands’ respective announcements, Pilgrim’s announced that it had withdrawn its proposal to acquire Hillshire Brands.

On June 10, 2014, Tyson filed a Form 8-K announcing its entry into a Second Amended and Restated Commitment Letter with Morgan Stanley and JPMorgan. Under the Second Amended and Restated Commitment Letter, the amount of the committed bridge facility was increased to $8.2 billion. The Form 8-K filing included a copy of the Second Amended and Restated Commitment Letter.

On June 11, 2014, Tyson filed a Form 8-K containing a copy of the unilaterally executed merger agreement included in Tyson’s offer.

On June 16, 2014, Hillshire Brands announced, among other things, that the Hillshire Brands Board had unanimously determined that Tyson’s offer represented a “Superior Proposal” as contemplated by the Pinnacle Agreement, that on June 9, 2014, Hillshire Brands had provided notice to the board of directors of Pinnacle that the Hillshire Brands Board intended to change its recommendation concerning the pending acquisition of Pinnacle, and that Pinnacle had not proposed changes to the Pinnacle Agreement such that Tyson’s unilaterally binding proposal would no longer constitute a “Superior Proposal.” Accordingly, Hillshire Brands announced that the Hillshire Brands Board was withdrawing its recommendation of Hillshire Brands’ pending acquisition of Pinnacle in light of Tyson’s unilaterally binding proposal. On that day, Tyson subsequently issued a press release acknowledging the withdrawal by the Hillshire Brands Board of its recommendation regarding the Pinnacle acquisition.

On June 27, 2014, Tyson amended its existing senior unsecured revolving credit facility of $1.0 billion to, among other things, permit the consummation of the Offer and Merger without resulting in the occurrence of a default or event of default under the existing revolving credit facility.

On June 30, 2014, Pinnacle publicly announced that it had terminated the Pinnacle Agreement and Hillshire Brands issued a public announcement confirming that Pinnacle had exercised its right to terminate the Pinnacle Agreement.

During the evening of July 1, 2014, Hillshire Brands delivered to Tyson its signature page to the merger agreement, together with an updated copy of Hillshire Brands’ disclosure schedules, and the merger agreement became effective.

On July 2, 2014, Tyson and Hillshire Brands jointly announced that they had entered into the merger agreement. Also on July 2, 2014, Tyson made, on behalf of Hillshire Brands, a payment to Pinnacle of the $163 million termination fee associated with Pinnacle’s termination of the Pinnacle Agreement.

On July 15, 2014, in connection with the committed bridge facility, Tyson entered into a 364-Day Bridge Term Loan Agreement among Tyson, as borrower, the lenders party thereto and Morgan Stanley, as administrative agent, providing for lending commitments in an aggregate principal amount of $5.7 billion. Concurrently on July 15, 2014, Tyson entered into a Term Loan Agreement among Tyson, as borrower, the lenders party thereto and Morgan Stanley, as administrative agent, providing for a senior unsecured term loan facility in an aggregate principal amount of $2.5 billion. Both agreements became effective as of July 15, 2014, but the lenders party to each agreement will not be obligated to make loans thereunder, if at all, until the conditions to the Offer have been waived or satisfied in accordance with the terms and conditions of the merger agreement, among other conditions. The commitments of the commitment parties under the Second Amended and Restated Commitment Letter terminated upon effectiveness of the 364-Day Bridge Term Loan Agreement.

12. Purpose of the Offer; Plans for Hillshire Brands; Stockholder Approval; Appraisal Rights.

Purpose of the Offer; Plans for Hillshire Brands. The purpose of the Offer and the Merger is to acquire control of, and all of the equity interests in, Hillshire Brands. The Offer, as the first step in the acquisition of Hillshire Brands, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Hillshire Brands not purchased pursuant to the Offer or otherwise.

Upon the successful completion of the Offer, the Merger Agreement provides that Tyson will be entitled to designate representatives, rounded up to the next whole number, to serve on the Hillshire Brands Board in proportion to our ownership of Shares following such purchase. Because we currently expect, immediately after consummation of the Offer (whether pursuant to the Top-Up Option or otherwise), to consummate the Merger pursuant to the Merger Agreement, Tyson does not currently expect to exercise the foregoing designation right. We expect that, if exercised, such representation on the Hillshire Brands Board would permit us to exert substantial influence over Hillshire Brands’ conduct of its business and operations. Following the Merger, the directors of Purchaser will be the directors of Hillshire Brands. See “Section 13—The Transaction Documents—The Merger Agreement.”

As described herein, upon completion of the Offer, subject to the satisfaction of the conditions to the Merger in the Merger Agreement, Purchaser will merge with and into Hillshire Brands, which will continue as the surviving corporation and a wholly owned subsidiary of Tyson. Tyson will continue to evaluate the businesses and operations of Hillshire Brands during and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Tyson intends to conduct a comprehensive review of Hillshire Brands’ businesses, operations and organization structure with a view to optimizing development of Hillshire Brands’ potential in conjunction with Tyson’s business.

If, for any reason following completion of the Offer, the Merger is not consummated, Tyson and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Stockholder Approval. Under the MGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we intend to effect the Merger under the short-form merger provisions of the MGCL without any action by any other Hillshire Brands stockholder. Under Section 3-106(d) of the MGCL, if we own less than all of the outstanding stock of Hillshire Brands as of immediately prior to the short-form merger, we must have given at least 30 days prior notice of the short-form merger to each of the Hillshire Brands’ stockholders who otherwise would have been entitled to vote on the merger. A Notice of Merger pursuant to Section 3-106 of the MGCL was mailed on July 12, 2014 to Hillshire Brands’ stockholders of record as of such date, thereby constituting the notice of short-form merger referred to in this paragraph. Pursuant to such Notice of Merger, we thereby gave the 30 day notice to Hillshire Brands stockholders required by Section 3-106 of the MGCL.

As a result of the Top-Up Option (as defined in “Section 13—The Transaction Documents—The Merger Agreement”), under which we would be required to purchase a certain number of Shares so as to acquire at least 90% of the outstanding Shares pursuant to the deemed exercise of the Top-Up Option, if the Offer is consummated, we expect to effect the Merger under the short-form merger provisions of the MGCL without a vote of Hillshire Brands’ stockholders. In the unlikely event we do not acquire at least 90% of the outstanding Shares pursuant to the Offer, the Top-Up Option or otherwise and we intend to complete the Merger prior to October 1, 2014, we will have to seek approval of the Merger by Hillshire Brands’ stockholders. Approval of the Merger requires the approval of holders of not less than two-thirds of the outstanding Shares, including the Shares owned by us. Thus, assuming that the Minimum Condition is satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the affirmative vote of any other Hillshire Brands stockholder, to satisfy the stockholder approval requirement to approve the Merger. Pursuant to the Merger

Agreement, Hillshire Brands has agreed to promptly call and hold a meeting of Hillshire Brands’ stockholders for purposes of voting on the approval of the Merger if stockholder approval is required under the MGCL to effect the Merger.

If the Merger has not occurred prior to October 1, 2014, and we acquire at least two-thirds but less than 90% of the outstanding Shares pursuant to the Offer or otherwise, then, at the option of the Hillshire Brands board of directors, we will effect the Merger under Section 3-106.1 of the MGCL, which will become effective on October 1, 2014. If we own less than all of the outstanding stock of Hillshire Brands as of immediately prior to the merger under Section 3-106.1, we must have given at least 30 days prior notice of the merger to each of the Hillshire Brands’ stockholders who otherwise would have been entitled to vote on the merger. A Notice of Merger pursuant to Section 3-106.1 of the MGCL was mailed on July 11, 2014 to Hillshire Brands’ stockholders of record as of such date, thereby constituting the notice of short-form merger referred to in this paragraph. Pursuant to such Notice of Merger, we thereby gave the 30 day notice to Hillshire Brands’ stockholders required by Section 3-106.1 of the MGCL.

Appraisal Rights. No appraisal rights or rights of an objecting stockholder are available to holders of Shares in connection with the Offer. Appraisal rights will not be available in the Merger if Tyson owns at least 90% of the outstanding Shares (or, if the merger has not occurred prior to October 1, 2014, two-thirds of the outstanding shares) because, under Title 3, Subtitle 2 of the MGCL, appraisal rights (or rights of an objecting stockholder) are not available in connection with a short-form merger if, at the time the notice is given under Section 3-106(d) of the MGCL, the Shares of Hillshire Brands are listed on a national securities exchange.

Appraisal rights will be available, if a short-form merger is not available, only if Hillshire Brands’ common stock is not listed on a national securities exchange on the record date for determining stockholders entitled to vote on the Merger. In such case, stockholders who have not tendered their Shares in the Offer will have the right under the MGCL to object to the Merger and demand fair value for their Shares. Stockholders who perfect such rights by complying strictly with the procedures set forth in Section 3-203 of the MGCL may petition a court of equity in the county where the principal offices of Hillshire Brands are located to determine the “fair value” of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and will be entitled to receive a cash payment equal to the fair value as so determined by the court. Stockholders should recognize that the value so determined could be higher or lower than the Offer price or the Merger consideration. Any holder of Shares who objects to the Merger and demands fair value under Section 3-203 of the MGCL but fails to comply with such section will be bound by the terms of the Merger.

The foregoing summary is not a complete statement of law pertaining to appraisal rights under Title 3, Subtitle 2 of the MGCL and is qualified in its entirety by reference to Title 3, Subtitle 2 of the MGCL.

13. The Transaction Documents.

The Merger Agreement. The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as an exhibit to the Schedule TO, which you may examine and copy as set forth in “Section 8—Certain Information Concerning Hillshire Brands” above. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Tyson or Hillshire Brands in Tyson’s or Hillshire Brands’ public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Tyson or Hillshire Brands. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to contractual standards of materiality different from those generally applicable to stockholders. In addition, the representations and warranties are qualified by information in confidential disclosure schedules provided by Hillshire Brands in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Hillshire Brands, Tyson and us, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Hillshire Brands, Tyson or Purchaser.

The Offer. The Merger Agreement provides for the commencement of the Offer by Purchaser as promptly as practicable, and in any event no later than July 16, 2014. Purchaser’s obligation to accept for payment and pay for any Shares tendered pursuant to the Offer is subject only to the satisfaction or waiver of the Minimum Condition, the expiration or termination of the waiting period under the HSR Act and the other conditions set forth in “Section 15—Conditions of the Offer” and no other conditions.

The Merger Agreement provides that each Hillshire Brands stockholder who tenders Shares in the Offer will receive $63.00 per Share in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law. Purchaser has agreed that it will not terminate the Offer other than in connection with the termination of the Merger Agreement. Purchaser has reserved the right to waive any condition to the Offer (to the extent permitted by applicable law) and to make any change in the terms and conditions of the Offer consistent with the terms of the Merger Agreement. However, without the prior written consent of Hillshire Brands, Purchaser will not:

(i) reduce the number of Shares sought to be purchased in the Offer;

(ii) reduce the Offer Price or change the form of consideration payable in the Offer;

(iii) change, modify or waive the Minimum Condition (which is described below in “Section 15—Conditions of the Offer”);

(iv) add to or modify or change the Offer Conditions as set forth in the Merger Agreement (which are described below in “Section 15—Conditions of the Offer”) in any manner adverse to holders of Shares or that makes the Offer Conditions more difficult to satisfy;

(v) extend the Expiration Time, except as otherwise provided by the Merger Agreement (as described under “—Extension of the Offer” below); or

(vi) otherwise amend, modify or supplement any of the other terms of the Offer set forth in the Merger Agreement in any manner adverse to the holders of Shares.

Initial Expiration of the Offer; Extensions of the Offer. The initial expiration date and time of the Offer is midnight, New York time, at the end of Tuesday, August 12, 2014, the date 20 business days from the commencement of the Offer (such initial expiration date and time, and any extension date and time established pursuant to an extension of the Offer, an “Expiration Time”). If, as a result of Hillshire Brands’ failure to provide certain financial information required under the Merger Agreement with respect to the Pro Forma Financial Statements (as described under “—Financing” below), the initial scheduled Expiration Time is less than 15 business days from the date on which such information is provided, unless the Merger Agreement is terminated by its terms, Purchaser may extend the Offer to a time that is not later than midnight on the date that is 15 business days from the date such information is provided. Purchaser must extend the Offer for any period required by any rule, regulations, interpretations or positions of the SEC or its staff or rules of any securities exchange. In addition, if at any scheduled Expiration Time of the Offer any of the Offer Conditions set forth in the Merger Agreement (which are described below in “Section 15—Conditions of the Offer”) has not been satisfied or waived, then, unless the Merger Agreement has been terminated by its terms, Purchaser is obligated to extend the Offer for an additional period of up to five business days per extension until the date on which such conditions are satisfied or waived and the Offer is consummated. However, if at any scheduled Expiration Time of the Offer the sole then-unsatisfied condition is the Minimum Condition, then Purchaser is required to extend the Offer from time to time for up to a total of ten additional business days and will only further extend the Offer after such ten business days if Hillshire Brands has requested in writing that Purchaser extend the Offer. Notwithstanding the foregoing, Purchaser has no obligation to extend the Offer beyond the Outside Date, which is the earlier of (i) June 6, 2015 and (ii) five months after the execution and delivery of the Merger Agreement by Hillshire Brands; provided that if, on such date, all of the Offer Conditions have been satisfied or waived, other than the condition that the waiting period (and any extensions thereof) under the HSR Act shall have expired or terminated and conditions that by their nature can only be satisfied at the Acceptance Time (as defined below), then the Outside Date will be the date that is four months after such date.

The Merger Agreement obligates Purchaser, subject to the satisfaction of the conditions (set forth in “Section 15—Conditions of the Offer”), to accept for payment and pay for, as promptly as practicable (and in any event within three business days) after the expiration of the Offer, all Shares validly tendered and not validly withdrawn pursuant to the Offer (the time and date on which Purchaser accepts such Shares for payment, the “Acceptance Time”).

Subsequent Offering Period. The Merger Agreement permits Purchaser, at its option or at the request of Hillshire Brands, following expiration of the Offer and the acceptance for payment of all Shares validly tendered and not validly withdrawn, to make available one or more “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act. However, Purchaser will not make available any subsequent offering period in the event that, prior to the commencement of such subsequent offering period, Tyson and Purchaser directly or indirectly own more than 90% of the Shares, including as a result of the deemed exercise of the Top-Up Option (as defined below).

Directors. The Merger Agreement provides that, upon the payment for Shares tendered in the Offer, Tyson will be entitled to designate the number of directors, rounded up to the next whole number, on the Hillshire Brands Board that equals the product of (i) the total number of directors on the Hillshire Brands Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) multiplied by (ii) the quotient obtained by dividing the number of Shares beneficially owned by Tyson and Purchaser by the total number of Shares then outstanding. Hillshire Brands has agreed under the Merger Agreement to promptly take all actions reasonably necessary to cause Tyson’s designees to be elected to the Hillshire Brands Board, including by increasing the number of directors and/or obtaining the resignations of one or more existing directors. Hillshire Brands must cause individuals designated by Tyson to constitute the number of members, rounded up to the next whole number, on each committee of the Hillshire Brands Board, the board of directors of each subsidiary of Hillshire Brands and each committee thereof that represents the same percentage as such individuals represent on the Hillshire Brands Board.

Not less than 10 days prior to the day any of Tyson’s designees takes office as a director (or such shorter period as the SEC may authorize), Hillshire will file with the SEC and deliver to stockholders an information statement containing the information required under Section 14(f) and Rule 14f-1 of the Securities Exchange Act of 1934, as amended. The Merger Agreement required that the information statement be delivered with Hillshire Brands’ Schedule 14D-9. However, pursuant to a waiver provided by Tyson to Hillshire Brands on July 15, 2014, Tyson waived Hillshire Brands’ obligation to deliver the information statement with the Schedule 14D-9. Instead, Hillshire Brands will prepare the information statement by not later than August 12, 2014 and, at Tyson’s request, Hillshire Brands will deliver the information statement to stockholders.

Following the election or appointment of Tyson’s designees and until the time the Merger becomes effective (the “Effective Time”), the approval of a majority of the directors of Hillshire Brands in office prior to the designation of Tyson’s designees will be required to authorize:

•	any amendment or termination of the Merger Agreement by Hillshire Brands;

•	any extension by Hillshire Brands of the time for the performance of any of the obligations or other acts of Tyson or Purchaser; or

•	any waiver of any of Hillshire Brands’ rights under the Merger Agreement.

Top-Up Option. As part of the Merger Agreement, Hillshire Brands granted to Purchaser an option (the “Top-Up Option”) to purchase from Hillshire Brands up to a number of Shares that, when added to the number of shares beneficially owned by Tyson, Purchaser and any of their respective affiliates, collectively would represent one Share more than 90% of the outstanding Shares of Hillshire Brands (on a fully diluted basis and after giving effect to the issuance of Shares pursuant to exercise of the Top-Up Option) at a price per Share equal to the Offer Price; provided that the Top-Up Option is not exercisable for a number of Shares in excess of Hillshire Brands’ authorized but unissued Shares, and that the Top-Up Option will not be exercisable unless immediately after the issuance of Shares pursuant to the Top-Up Option, Tyson, Purchaser and their respective affiliates will own one Share more than 90% of the Shares then outstanding (calculated on a fully diluted basis). Based on the number of Shares outstanding as of July 9, 2014, the foregoing limitation on the exercise of the Top-Up Option is not expected to be applicable to the exercise of the Top-Up Option. Further, if after consummation of the Offer, Tyson, Purchaser and their respective affiliates do not collectively beneficially own at least 90% of the outstanding Shares of Hillshire Brands (calculated on a fully diluted basis), then Purchaser shall be deemed to have exercised the Top-Up Option under the Merger Agreement.

Short-Form Merger. If, after consummation of the Offer and any exercise of the Top-Up Option, Tyson, Purchaser and their respective affiliates own at least 90% of the then-outstanding Shares, the parties will effect a short-form merger under the MGCL. If the Effective Time has not occurred prior to October 1, 2014, then, at the option of Hillshire Brands’ Board, the Merger will be governed by Section 3-106.1 of the MGCL, which will permit a short-form merger based on two-thirds (as opposed to 90%) ownership.

The Merger. The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into Hillshire Brands. Following the Merger, the separate existence of Purchaser will cease, and Hillshire Brands will continue as the surviving corporation.

Under the terms of the Merger Agreement, at the Effective Time, each Share outstanding immediately prior to the Effective Time will be converted automatically into the right to receive a cash amount equal to the per Share amount paid in the Offer, without interest (the “Merger Consideration”). Notwithstanding the foregoing, the Merger Consideration will not be payable in respect of (i) Shares owned by Tyson, Purchaser or Hillshire Brands (including as a result of the exercise of the Top-Up Option) and (ii) Shares owned by any Hillshire Brands subsidiary immediately prior to the Effective Time. Each Share held by Tyson, Hillshire Brands or Purchaser immediately prior to the Effective Time will be canceled, and no payment will be made with respect thereto. Each Share held by any subsidiary of Hillshire Brands immediately prior to the Effective Time will be converted into such number of shares of stock of the surviving corporation such that each such subsidiary will own the equivalent percentage of the outstanding capital stock of the surviving corporation immediately following the Effective Time as such subsidiary owned in Hillshire Brands immediately prior to the Effective Time. No appraisal rights are available to holders of Shares in connection with the Offer, and we do not expect appraisal rights to be available to holders of Shares in connection with the Merger.

Charter, Directors and Officers. The charter of Hillshire Brands in effect at the Effective Time will be the charter of the surviving corporation until amended in accordance with the provisions thereof and applicable law. From and after the Effective Time, until their death, resignation or removal or until successors are duly elected and qualified, (i) the directors of Purchaser immediately prior to the Effective Time will be the directors of the surviving corporation; and (ii) the officers of Hillshire Brands immediately prior to the Effective Time will be the officers of the surviving corporation.

Representations and Warranties. In the Merger Agreement, Hillshire Brands has made customary representations and warranties to Tyson and Purchaser, including representations relating to its organization and corporate power; capitalization; corporate authorization; consents and approvals; absence of conflicts; SEC documents; financial statements; undisclosed liabilities; absence of certain changes or events; information included in the Schedule 14D-9, any proxy or information statement of Hillshire Brands (the “Proxy Statement”) and other documents to be filed with the SEC in connection with the transactions contemplated by the Merger Agreement; legal proceedings; compliance with laws; permits; employee benefit plans; ERISA matters; employment and labor matters; environmental matters; properties; tax returns and tax payments; material contracts; intellectual property; related party transactions; insurance; U.S. Food and Drug Administration, U.S. Department of Agriculture and U.S. Federal Trade Commission product matters; broker’s fees; and the opinions of its financial advisors. Tyson and Purchaser have made customary representations and warranties to Hillshire Brands with respect to, among other matters, their corporate organization and power; capitalization of Purchaser; corporate authorization; consents and approvals; absence of conflicts; information included in the Schedule TO and related Offer documents and other documents to be filed with the SEC in connection with the transactions contemplated by the Merger Agreement; legal proceedings; financing and the availability of funds to satisfy Tyson’s and Purchaser’s obligations under the Merger Agreement; and broker’s fees.

Operating Covenants. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Effective Time, Hillshire Brands will, and will cause its subsidiaries to, conduct its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its present business organization; maintain in effect all necessary licenses, permits, consents, franchises, approvals and authorizations; keep available the services of its executive officers and key employees on commercially reasonable terms; and maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it.

The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of Hillshire Brands until the Effective Time, which provide that, subject to certain exceptions, including as expressly contemplated or permitted by the Merger Agreement, Hillshire Brands will not, and will cause its subsidiaries not to, take certain actions, including, among other things: amend its charter, certificate of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise) or, in the case of Hillshire Brands, opt into Section 3-803 of the MGCL; issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other lien of any shares of Hillshire Brands capital stock; redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding shares of Hillshire Brands capital stock or other securities; split, combine, subdivide, consolidate or reclassify any shares of Hillshire Brands capital stock; declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any shares of Hillshire Brands capital stock or securities, other than, among others, regular quarterly cash dividends not exceeding $0.175 per Share in accordance with Hillshire Brands’ historical practice over the past 12 months; subject to certain exceptions, incur or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money; sell, transfer, lease, license, mortgage, pledge, encumber, incur any lien on, or otherwise dispose of (or agree to do any of the foregoing) its properties, assets, licenses, operations, rights, product lines, businesses or interests therein (including intellectual property) that are material to Hillshire Brands and its subsidiaries, taken as a whole, subject to certain exceptions; make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital, outside the ordinary course of business consistent with past practice from any other third party with a value or purchase price in excess of $1,000,000, individually, or $5,000,000 in the aggregate when taken with all other such ordinary course acquisitions or investments or that would have any reasonable possibility of preventing or delaying the closing of the Merger beyond the Outside Date; enter into, materially modify or terminate any material contract; extend, renew or enter into any contracts containing non-compete or exclusivity provisions; except as required under existing plans and arrangements as of the date of the Merger Agreement or as required by applicable law, among other things, grant, award or increase any compensation, bonus, incentive, severance, termination, retention or other benefits of any kind (or accelerate the payment or benefits) payable to any director, officer or employee other than salary or wage rate increases to non-officer employees in the ordinary course of business consistent with past practice or adopt new or amend existing benefit plans of Hillshire Brands and its subsidiaries; among other things, hire or promote any employee or independent contractor into any role or position providing an annual compensation opportunity of greater than $250,000 or (other than in the ordinary course of business consistent with past practice) terminate any employee; settle, or offer to settle any litigation or other proceeding or dispute for an amount in excess of $2,500,000 or which would include any non-monetary relief that would materially affect Hillshire Brands and its subsidiaries, taken as a whole, or Tyson and its subsidiaries, taken as a whole, in each case after the closing date of the Merger Agreement; change its financial accounting methods materially affecting the reported consolidated assets, liabilities or results of operations of Hillshire Brands; authorize or adopt, or publicly propose, any complete or partial liquidation or dissolution of Hillshire Brands or any subsidiary; or, among other things, make or change any tax election that individually or in the aggregate would be reasonable expected to adversely effect in any material respect the tax liability of Hillshire Brands or any of its subsidiaries.

No Solicitation. The Merger Agreement requires Hillshire Brands to immediately cease any discussions or negotiations with any third party that may be ongoing with respect to a Takeover Proposal (as defined below), and, if applicable, to seek to have returned to Hillshire Brands any confidential information that had been provided in any such discussions or negotiations. Under the Merger Agreement, Hillshire Brands has agreed that neither it nor any of its subsidiaries will, nor will it or any of its subsidiaries authorize or permit any of its officers, directors or employees or any affiliate, investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries (“Representatives”) to, directly or indirectly,

(a)	solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or take any other action designed to facilitate, any inquiry or the making of any proposal which constitutes, or may be reasonably expected to lead to, any Takeover Proposal;

(b)	enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any Takeover Proposal (other than an Acceptable Confidentiality Agreement (as defined below)); or

(c)	enter into, continue or otherwise participate in any discussions or negotiations regarding any Takeover Proposal;

provided, however, that if, prior to the Acceptance Time, following the receipt of a Superior Proposal (as defined below) or a Takeover Proposal that the Hillshire Brands Board determines in good faith is reasonably expected to lead to a Superior Proposal, and the Hillshire Brands Board determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Takeover Proposal would be inconsistent with its fiduciary duties to Hillshire Brands and its stockholders under applicable law, Hillshire Brands may, in response to such Takeover Proposal, and subject to compliance with the terms of the Merger Agreement, (A) furnish information with respect to Hillshire Brands to the party making such Takeover Proposal pursuant to a confidentiality agreement (an “Acceptable Confidentiality Agreement”) that contains provisions not less favorable to Hillshire Brands in all material respects than those contained in the Confidentiality Agreement (as defined below); provided that such Acceptable Confidentiality Agreement need not include a comparable standstill provision if Hillshire Brands (x) waives the standstill provisions of the Confidentiality Agreement in favor of Tyson or (y) similarly modifies the standstill provisions of the Confidentiality Agreement applicable to Tyson, and (B) engage in discussions or negotiations with such party regarding such Takeover Proposal.

Except as described below, the Hillshire Brands Board, including any committee thereof, is not permitted under the Merger Agreement to make an Adverse Recommendation Change (as defined below) in response to a Takeover Proposal. However, the Hillshire Brands Board may, subject to compliance with the terms of the Merger Agreement, effect an Adverse Recommendation Change and terminate the Merger Agreement in order to enter into a binding agreement for a Superior Proposal if: (i) a written Takeover Proposal is or has been made to Hillshire Brands by a third party and is not withdrawn; (ii) the Hillshire Brands Board concludes in good faith, after consultation with Hillshire Brands’ outside financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal; (iii) the Hillshire Brands Board concludes in good faith, after consultation with Hillshire Brands’ outside legal counsel, that the failure to make an Adverse Recommendation

Change or terminate the Merger Agreement would be inconsistent with the exercise of its fiduciary duties to Hillshire Brands and its stockholders under applicable laws; (iv) the Hillshire Brands Board provides Tyson at least three business days’ prior written notice of its intention to take such action, attaching the most current version of the proposed agreement under which the Superior Proposal is proposed to be consummated and the identity of the third party making the Superior Proposal; (v) during the three business days following such written notice, the Hillshire Brands Board and its Representatives have negotiated in good faith with Tyson (to the extent Tyson wishes to negotiate) regarding any revisions to the terms of the transactions contemplated by the Merger Agreement in response to such Superior Proposal; and (vi) at the end of such three business day period, the Hillshire Brands Board concludes in good faith, after consultation with Hillshire Brands’ outside legal counsel and financial advisors (and taking into account any adjustments or modification of the terms of the Merger Agreement proposed in writing by Tyson), that the Takeover Proposal continues to be a Superior Proposal and, after consultation with outside legal counsel, that the failure to make such Adverse Recommendation Change or terminate the Merger Agreement would be inconsistent with the exercise by the Hillshire Brands Board of its fiduciary duties to Hillshire Brands and its stockholders under applicable law. For purposes of the foregoing, any material amendment or modification to any Superior Proposal will be deemed to be a new Takeover Proposal, except that the notice period and the period during which the Hillshire Brands Board and its Representatives are required to negotiate in good faith with Tyson regarding any revisions to the terms of the transactions contemplated by the Merger Agreement in response to such Superior Proposal shall expire on the later of (x) 48 hours after Hillshire Brands provides written notice of such new Takeover Proposal to Tyson and (y) the end of the original three business day period.

The Merger Agreement also provides that, in circumstances not involving or relating to a Takeover Proposal, the Hillshire Brands Board may effect an Adverse Recommendation Change in response to material events or changes arising after the date of the Merger Agreement that were not known or reasonably foreseeable to Hillshire Brands as of or prior to the date of the Merger Agreement (an “Intervening Event”) if (and only if) (A) the Hillshire Brands Board concludes in good faith, after consultation with Hillshire Brands’ outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to Hillshire Brands and its stockholders under applicable laws; (B) the Hillshire Brands Board provides Tyson at least three business days’ prior written notice of its intention to take such action, which notice includes a reasonably detailed description of the Intervening Event; (C) during the three business days following such written notice, the Hillshire Brands Board and its Representatives have negotiated in good faith with Tyson (to the extent Tyson wishes to negotiate) regarding any revisions to the terms of the transactions contemplated by the Merger Agreement in response to such Intervening Event; and (D) at the end of such three business day period, the Hillshire Brands Board concludes in good faith, after consultation with Hillshire Brands’ outside legal counsel, that the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary duties to Hillshire Brands and its stockholders under applicable law. For purposes of the foregoing, any material changes to an Intervening Event will be deemed to be a new Intervening Event, except that the notice period and the period during which the Hillshire Brands Board and its Representatives are required to negotiate in good faith with Tyson regarding any revisions to the terms of the transactions contemplated by the Merger Agreement in response to such Intervening Event shall expire on the later of (x) 48 hours after Hillshire Brands provides written notice of such new Intervening Event to Tyson and (y) the end of the original three business day period.

Under the Merger Agreement, Hillshire Brands is obligated to promptly, and in any event no later than 24 hours after it receives any Takeover Proposal, advise Tyson orally and in writing of any request for confidential information in connection with a Takeover Proposal or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the Person making such request or Takeover Proposal, and to keep Tyson promptly advised of all changes to the material terms of any Takeover Proposal. In addition, Hillshire Brands must promptly, and in any event within 24 hours, provide to Tyson any non-public information concerning Hillshire Brands and its subsidiaries that Hillshire Brands provides to any third party in connection with any Takeover Proposal after the date of the Merger Agreement that was not previously provided to Tyson.

The Merger Agreement also provides that nothing therein will prevent the Hillshire Brands Board from complying with Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or making any disclosure to Hillshire Brands stockholders if the Hillshire Brands Board determines in good faith, after consultation with Hillshire Brands’ outside counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with applicable law.

“Adverse Recommendation Change” means an action by the Hillshire Brands Board, including any committee thereof, to (1) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify Hillshire Brands Recommendation (as defined in the Merger Agreement), (2) take any other action or make any other statement in connection with the transactions contemplated by the Merger Agreement inconsistent with Hillshire Brands Recommendation or (3) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal.

“Takeover Proposal” means any inquiry, proposal or offer from any person (other than Tyson and its subsidiaries or Affiliates) relating to (A) any direct or indirect acquisition or purchase of 20% or more of the consolidated assets (including equity interests in subsidiaries) of Hillshire Brands, or 20% or more of any class of equity securities of Hillshire Brands, (B) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Hillshire Brands and (C) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving Hillshire Brands or any of its subsidiaries pursuant to which such person (or its stockholders) would own 20% or more of the consolidated assets of Hillshire Brands or 20% or more of any class of equity securities of Hillshire Brands or of any resulting parent company of Hillshire Brands.

“Superior Proposal” means a bona fide written Takeover Proposal from any person (other than Tyson and its subsidiaries or affiliates) for a direct or indirect acquisition or purchase of 50% or more of the consolidated assets (including equity interests in subsidiaries) of Hillshire Brands, or 50% or more of any class of equity securities or voting power of Hillshire Brands, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of any class of equity securities or voting power of Hillshire Brands, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Hillshire Brands or any of its subsidiaries pursuant to which such person (or its stockholders) would own 50% or more of the consolidated assets of Hillshire Brands or 50% or more of any class of equity securities of Hillshire Brands or of any resulting parent company of Hillshire Brands (in each case other than the transactions contemplated by this Agreement), (A) which is reasonably capable of being completed within a reasonable period of time on the terms set forth in such proposal, taking into account all financial, legal, regulatory and other aspects thereof that the Hillshire Brands Board deems relevant, (B) for which the third party has demonstrated that the financing for such offer is fully committed or is reasonably likely to be obtained, in each case as determined by the Hillshire Brands Board in its good faith judgment (after consultation with Hillshire Brands’ financial advisors and outside legal counsel) and (C) which the Hillshire Brands Board has determined in its good faith judgment would, if consummated, result in a transaction more favorable to its stockholders from a financial point of view than the transactions contemplated by the Merger Agreement.

Access to Information. From the date of the Merger Agreement until the Effective Time and subject to applicable law and the Confidentiality Agreement between Tyson and Hillshire Brands dated June 6, 2014 (the “Confidentiality Agreement”), Hillshire Brands will, subject to certain customary exceptions, (i) give Tyson and its affiliates and its and their officers, agents, control persons, employees, consultants and professional advisers reasonable access during normal business hours to the properties, books, contracts, commitments and records of Hillshire Brands and its subsidiaries and to its and its subsidiaries’ officers, employees, accountants, counsel and other Representatives, and (ii) make available to Tyson, subject to any clean-room arrangements agreed by the parties for competitively sensitive information, a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and all other information concerning its business, properties and personnel as Tyson may reasonably request.

Third Party Consents and Regulatory Approvals. The parties have agreed to use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the transactions contemplated by the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement as promptly as practicable and to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of any governmental entity and any other third party which is required to be obtained in connection with the transactions contemplated by the Merger Agreement. Tyson will, and will cause its subsidiaries to, promptly take any and all steps necessary to obtain all consents under the HSR Act and any other applicable U.S. or foreign competition laws that may be required by any foreign or U.S. federal, state or local governmental entity to enable the parties to consummate the transactions as promptly as practicable, including committing to or effecting, by consent decree or otherwise, the sale or disposition of, or prohibition or limitation on the ownership or operation by Tyson, Hillshire Brands or any of their respective subsidiaries of, any businesses, assets or properties as may be required to avoid the entry of, or to vacate, any order that would otherwise have the effect of preventing or materially delaying the consummation of any of the transactions contemplated by the Merger Agreement. In furtherance of the foregoing, each party agreed to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable but in any event within seven business days of the date of execution of the Merger Agreement. Pursuant to a mutual waiver executed by the parties on July 11, 2014, the parties agreed to waive the obligation to make the HSR Act filings by such date, and have agreed instead to make such filings by no later than July 28, 2014.

Tyson will have the right to direct all matters with any government entity, and will have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust clearances.

Indemnification. The Merger Agreement provides that all rights to exculpation, indemnification or advancement of expenses in respect of acts or omissions occurring prior to the Effective Time in favor of the current or former directors or officers of Hillshire Brands and its subsidiaries will survive the transactions contemplated by the Merger Agreement and continue in full force and effect in accordance with their terms. In addition, for a period of no less than six years from the Effective Time, Tyson will cause the surviving corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions of Hillshire Brands’ organizational documents or any indemnification or similar agreements, in the form that is in effect as of the date of the Merger Agreement. Prior to acceptance for payment of Shares tendered in the Offer, Hillshire Brands may (and, if Hillshire Brands does not, Tyson will cause the surviving corporation to) obtain and fully pay for non-cancellable “tail” insurance policies with a claims period of at least six years from and after the Effective Time with respect to directors’ and officers’ liability insurance policies and fiduciary liability insurance policies for the persons who are covered by Hillshire Brands’ existing policies; provided, however, that in no event will the amount paid for such “tail” insurance policies exceed 300% of Hillshire Brands’ annual premium for such policies as of June 8, 2014 (the “Premium Cap”).

Financing. Tyson has agreed to use reasonable best efforts to take, or cause to be taken, all actions and to do all things necessary, proper or advisable to consummate and obtain certain appropriate financing as described in a separate commitment letter (the “Commitment Letter”) and, subject to customary exceptions, will not permit any amendments to be made to, any replacement of all or a portion of any facilities (or commitments thereof) described in, or any waiver of any provisions under, the Commitment Letter without the prior written consent of Hillshire Brands, if such amendment (i) reduces the aggregate amount of the financing to an amount below the amount required to consummate the transactions contemplated by the Merger Agreement and to repay or refinance the debt contemplated to be replaced by the Commitment Letter, (ii) imposes additional conditions or otherwise modifies any conditions to the receipt of any portion of the financing in a manner that would reasonably be expected to make any portion of the financing less likely to be obtained, (iii) prevents, impedes or delays the occurrence of closing of the transactions contemplated by the Merger Agreement, (iv) adversely impacts the ability of Tyson to enforce its rights against any other party to the Commitment Letter or related agreements or (v) adversely impacts the ability of Tyson to consummate the transactions contemplated by the Merger Agreement.

Tyson and Purchaser have agreed that obtaining the financing (or any alternative financing) is not a condition to consummation of the transactions contemplated by the Merger Agreement, and that Tyson and Purchaser will be obligated to pay for tendered Shares in the Offer and consummate the Merger and the other transactions as provided in the Merger Agreement irrespective of obtaining the financing, subject only to the satisfaction or waiver of the conditions with respect to the Offer (which are described below in “Section 15—Conditions of the Offer”) and the conditions to the Merger (which are described below in “—Conditions of the Merger”). Tyson has agreed to use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate and obtain the financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) keep the Commitment Letter in effect until the transactions contemplated by the Merger Agreement are consummated or the Merger Agreement is terminated in accordance with its terms, (ii) negotiate and enter into definitive agreements with respect to the financing on the terms and conditions contained in (or on other terms and conditions no less favorable to Tyson than those contained in) the Commitment Letter, (iii) satisfy (or seek a waiver on a timely basis of) all covenants, other obligations and conditions to funding in the Commitment Letter and, in the event that all such conditions in the Commitment Letter and the related definitive agreements are satisfied at or prior to the closing of the Offer, consummate the financing at the closing of the Offer in accordance with the terms and conditions of the Commitment Letter and (iv) if the conditions in the immediately preceding clause (iii) have been satisfied, take commercially reasonable efforts to enforce its rights under the Commitment Letter and the related definitive agreements in the event of a failure to fund by the parties to the Commitment Letter that prevents, impedes or delays the closing of the Offer. The Merger Agreement provides that, in the event any portion of such financing becomes unavailable or if Tyson becomes aware of any event or circumstance that makes any portion of the financing unavailable, in each case, on the terms and conditions contemplated in the Commitment Letter, Tyson will promptly notify Hillshire Brands and will use its reasonable best efforts to arrange alternative financing in an amount sufficient to consummate the transactions contemplated under the Merger Agreement.

In connection with the financing, Hillshire Brands has agreed, among other things, to use reasonable best efforts to provide Parent with certain financial information concerning Hillshire Brands at least 30 days prior to the Acceptance Time and to cooperate with Tyson in the preparation of customary pro forma financial statements (“Pro Forma Financial Statements”) to the extent such cooperation relates to financial information and data derived from Hillshire Brands’ historical books and records.

Stock Options and Restricted Stock Units. The Merger Agreement provides that, upon the consummation of the Offer (i) each Hillshire Brands option to purchase Shares granted under Hillshire Brands equity compensation plans that is unexpired, unexercised and outstanding, whether vested or unvested, will become vested in full and cancelled and each holder of such option will be entitled to receive a cash amount (subject to, and net of, certain applicable taxes) from Tyson equal to the number of Shares issuable upon exercise of such option multiplied by the excess, if any, of the Offer Price, over the per Share exercise price for such option; and (ii) each award of Hillshire Brands service-based and performance-based restricted stock units granted under Hillshire Brands equity compensation plans that is outstanding as of immediately prior to the consummation of the Offer, will become vested in full and cancelled (with all performance-based awards of Hillshire Brands restricted stock units deemed vested at target or, if calculable, actual performance levels) and each holder of such award of restricted stock units will be entitled to receive a cash amount (subject to, and net of, certain applicable taxes) from Tyson equal to the number of Shares subject to such vested award multiplied by the Offer Price.

Employee Benefit Plans. The Merger Agreement provides that Tyson agrees to provide, for a period of two years following the Effective Time, each employee of Hillshire Brands and its subsidiaries (other than employees whose employment is governed by a collective bargaining agreement) who remain employed with the surviving corporation and its subsidiaries during such period (collectively, the “Continuing Employees”) with an annual rate of salary or wages, incentive opportunities and employee benefits, in each case, that are no less favorable than the annual rate of salary or wages, incentive opportunities and employee benefits provided to each such Continuing Employee by Hillshire Brands and its subsidiaries immediately prior to the Effective Time.

In addition, if any Continuing Employee experiences a qualifying termination of employment within two years following the Effective Time, Tyson agrees to provide each such Continuing Employee with severance payments and benefits that are no less favorable than the severance payments and benefits for which each such Continuing Employee was eligible immediately prior to the Effective Time. Additionally, if a Continuing Employee (i) is required to relocate to a work location that is fifty (50) miles or more from such Continuing Employee’s work location in effect immediately prior to the Effective Time; or (ii) is assigned to a work status representing a reduction of more than thirty percent (30%) in the Continuing Employee’s weekly work schedule in effect immediately prior to the Effective Time, such Continuing Employee will (in the absence of just cause for termination by the employer) be entitled to resign, with such resignation treated for all purposes as a termination without cause or otherwise as a termination entitling such Continuing Employee to receive severance payments and benefits that are no less favorable than the severance payments and benefits for which such Continuing Employee was eligible immediately prior to the closing of the Merger. Tyson also agrees to make certain annual cash bonus payments to Continuing Employees for fiscal years 2014 and 2015 under the Merger Agreement.

The Merger Agreement provides that (i) with certain exceptions, service credit will be provided to the Continuing Employees for purposes of vesting, eligibility to participate and determination of level of benefits under certain benefit plans of Tyson and its subsidiaries, (ii) limitations as to pre-existing conditions and waiting periods for participation and coverage requirements applicable to each Continuing Employee under any Tyson health plans will be waived and (iii) co-payments and deductibles paid by each Continuing Employee in the calendar year in which the Effective Time occurs will be recognized for purposes of annual co-payment and deductible limits under Tyson health plans.

In connection with the Offer, the proceeds attributable to any unallocated Shares in the Hillshire Brands employee stock purchase plan (the “ESOP”) that are tendered by the ESOP trustee in exchange for the Offer Price, will be used to repay the loans relating to the ESOP and any proceeds remaining after the repayment of the ESOP loans will be immediately allocated in cash to participant accounts under the ESOP. The Merger Agreement provides that, effective prior to the consummation of the Merger, Hillshire Brands and its subsidiaries will terminate their defined contribution plans, including the ESOP and each 401(k) plan. In connection with the termination of the defined contribution plans, Tyson has agreed to establish or designate an eligible defined contribution plan to accept rollover distributions (including loans) from the terminated plans.

Approval of Compensation Arrangements; Section 14d-10(d) Matters. Prior to the consummation of the Offer, Hillshire Brands (acting through the compensation committee of the Hillshire Brands Board) will take all steps as may be required to cause each agreement, arrangement or understanding entered into by Hillshire Brands or its subsidiaries as of or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officers, directors or employees to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act with respect to such agreement, arrangement or understanding.

Pinnacle Termination Fee. The Merger Agreement provides that, concurrently with the execution of the Merger Agreement by Hillshire Brands, (a) Hillshire Brands will terminate the Agreement and Plan of Merger, dated May 12, 2014, by and among Hillshire Brands, Pinnacle Foods Inc., Helix Merger Sub Corporation and Helix Merger Sub LLC (the “Pinnacle Merger Agreement”) (if it had not been previously terminated); and (b) Tyson will pay to Hillshire Brands (or to Pinnacle on behalf of Hillshire Brands) the amount negotiated to terminate the Pinnacle Merger Agreement (the “Pinnacle Termination Fee”), which amount would not exceed $163,000,000 without Tyson’s prior written consent.

Conditions to the Offer. See “Section 15—Conditions of the Offer.”

Conditions to the Merger. The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

•	if required by the MGCL, the Merger will have been approved by the stockholders of Hillshire Brands in accordance with the MGCL;

•	no law or order (whether temporary, preliminary or permanent) will prohibit, prevent or make illegal the consummation of the Merger; and

•	Purchaser will have accepted for payment, or caused to be accepted for Payment, all the Shares validly tendered and not validly withdrawn pursuant to the Offer.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

i)	by the mutual written consent of Tyson and Hillshire Brands;

ii)	by either of Tyson or Hillshire Brands if:

(A)	any governmental entity of competent jurisdiction issues an order permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such order has become final and non-appealable;

(B)	the Acceptance Time shall not have occurred by the Outside Date; provided, that this termination right will not be available to any party that has breached its obligations in any material respect under the Merger Agreement in any manner that proximately causes or results in the failure of the Acceptance Time to have occurred by the Outside Date;

(C)	the Offer has expired or been terminated without any Shares being purchased; provided, that this termination right will not be available to a party that has breached its obligations in any material respect under the Merger Agreement in any manner that proximately causes or results in the expiration or termination of the Offer without any Shares being purchased;

iii)	by Hillshire Brands if:

(A)	prior to the consummation of the Offer, in order to enter into a binding agreement for a Superior Proposal in compliance with the Merger Agreement, if Hillshire Brands pays the Hillshire Brands Termination Fee (as defined below) and the Pinnacle Reimbursement Fee (as defined below) due under the Merger Agreement;

(B)	(i) the Offer is not commenced within ten business days following the date of the Merger Agreement, provided, that this termination right will not be available if Hillshire Brands has breached its obligations in any material respect under the Merger Agreement in any manner that proximately causes or results in the failure of the Offer to be commenced by such time; or (ii) the Offer has expired and Purchaser, in violation of the Merger Agreement, fails to promptly purchase the validly tendered Shares pursuant to the Offer; or

(C)	prior to the consummation of the Offer, Tyson or Purchaser has materially breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of any condition to the Merger (as described under “—Conditions to the Merger” above) or the failure of Purchaser to consummate the Offer and (ii) is incapable of being cured by Tyson by the Outside Date or, if capable of being cured, is left uncured by Tyson within 30 days after receipt of written notice of such breach or failure to perform; or

iv)	by Tyson if,

(A)	prior to the Acceptance Time:

(a)	an Adverse Recommendation Change occurs;

(b)	Hillshire Brands enters into or publicly announces its intention to enter into a definitive agreement with respect to a Superior Proposal (other than an Acceptable Confidentiality Agreement);

(c)	Hillshire Brands fails to include the Hillshire Brands Recommendation in the Schedule 14D-9;

(d)	following the disclosure of a Takeover Proposal (other than a tender or exchange offer described in clause (e) below), the Hillshire Brands Board has failed to reaffirm publicly the Hillshire Brands Recommendation within five business days after Tyson requests in writing that such recommendation under such circumstances be reaffirmed publicly;

(e)	a tender offer or exchange offer is commenced that would, if consummated, constitute a Takeover Proposal and the Hillshire Brands Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten business days of the commencement of such tender offer or exchange offer (or, in the event of a change in the terms of the tender offer or exchange offer, within ten business days of the announcement of such changes); or

(f)	the Hillshire Brands Board publicly announces an intention to take any of the foregoing actions (each of clauses (a) through (f), a “Specified Termination Event”); or

(B)	if Hillshire Brands has materially breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of any condition to the Merger (as described under “—Conditions to the Merger” above) or the conditions set forth in “Section 15—Conditions of the Offer” with respect to Hillshire Brands’ representations and warranties and its material performance or compliance with the Merger Agreement and (ii) is incapable of being cured by Hillshire Brands by the Outside Date or, if capable of being cured, is left uncured by Hillshire Brands within 30 days after receipt of written notice from Tyson of such breach or failure to perform (termination under this clause (B), a “Hillshire Material Breach Termination Event”).

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and of no effect without liability or any party to the other party, except that the termination fee and reimbursement provisions (as described under “—Termination Fee” below) will survive termination in addition to certain miscellaneous provisions. Moreover, except as set forth below under “—Termination Fee,” termination will not relieve any party from any liability for any fraud or willful breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity, including, in the case of a breach by Tyson or Purchaser, liability to Hillshire Brands for damages, determined taking into account all relevant factors, including, without duplication, the loss of the benefit of the Offer and the Merger, the lost stockholder premium, the time value of money and any benefit to Tyson or its stockholders arising from such breach.

Termination Fee. Hillshire Brands will be required to pay to Tyson a termination fee in the amount of $261,340,000 (the “Termination Fee”) and must reimburse Tyson the amount of the Pinnacle Termination Fee previously paid by Hillshire Brands to or on behalf of Hillshire Brands (the “Pinnacle Reimbursement Fee”) if the Merger Agreement is terminated in the following circumstances:

1) If Tyson terminates the Merger Agreement as a result of a Specified Termination Event, Hillshire Brands must pay to Tyson the Termination Fee and must reimburse the Tyson the Pinnacle Reimbursement Fee, in each case on the second business day following such termination.

2) If Hillshire Brands terminates the Merger Agreement in order to enter into a binding agreement for a Superior Proposal, Hillshire Brands must pay to Tyson the Termination Fee and must reimburse Tyson the Pinnacle Reimbursement Fee, in each case prior to or concurrently with such termination.

3) If, after the date of the Merger Agreement (a) a Takeover Proposal is publicly disclosed or announced by any person (other than Tyson or any of its affiliates); (b) the Agreement is terminated because (i) the Offer is not consummated before the Outside Date; (ii) the Offer has expired or been terminated without any Shares being purchased pursuant to the Offer; or (iii) a Hillshire Material Breach Termination Event occurred, where such breach was a willful breach; and at the time of such termination, the Takeover Proposal has not been withdrawn and remains outstanding; and (c) within nine months after such termination in the preceding clause (b), Hillshire Brands enters into any definitive agreement providing for any Takeover Proposal, which Takeover Proposal is thereafter consummated, or consummates any transaction contemplated by any Takeover Proposal (regardless of when made after the date of the Merger Agreement and whether or not the same Takeover Proposal referred to in the preceding clause (a)), then Hillshire Brands must pay to Tyson the Termination Fee and must reimburse Tyson the Pinnacle Reimbursement Fee, in each case concurrently with the occurrence of the consummation of any such Takeover Proposal. For purposes of this paragraph, each reference to “20%” in the definition of “Takeover Proposal” will be deemed to be replaced by “50%.”

If Hillshire Brands fails promptly to pay any amount due pursuant to its obligations under the Merger Agreement summarized above in this section, and, in order to obtain such payment, Tyson commences a suit that results in a judgment against Hillshire Brands for any such amount due, Hillshire Brands will pay Tyson its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on such amount due from the date such payment was required to be made until the date of payment.

Notwithstanding anything to the contrary in the Merger Agreement:

1) If Tyson receives or is entitled to receive the Termination Fee and the Pinnacle Reimbursement Fee, then such payment will be the sole and exclusive remedy of Tyson and Purchaser under the Merger Agreement, and upon payment of the Termination Fee and the Pinnacle Reimbursement Fee, Hillshire Brands will have no further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement;

2) If Tyson or Purchaser receives any payments from Hillshire Brands in respect of any breach of the Merger Agreement, and Tyson is thereafter entitled to receive the Termination Fee and the Pinnacle Reimbursement Fee, the aggregate amount of the Termination Fee and the Pinnacle Reimbursement Fee payable will be reduced by the amount of any such payments made by Hillshire Brands;

3) Under no circumstances will Tyson or Purchaser, taken together, be entitled to receive both a grant of specific performance to cause the consummation of the transactions contemplated by the Merger Agreement and money damages, including all or any portion of Hillshire Brands Termination Fee or Pinnacle Reimbursement Fee;

4) Under no circumstances will Hillshire Brands be entitled to receive both a grant of specific performance to cause the consummation of the transactions contemplated by the Merger Agreement and money damages with respect to the same matter at issue; and

5) In no event will Hillshire Brands’ liability for monetary damages to Tyson or Purchaser with respect to any breach (whether a willful breach or otherwise) by Hillshire Brands of the obligations described above under “— No Solicitation” exceed an amount equal to the sum of the Termination Fee plus the Pinnacle Reimbursement Fee.

State Takeover Statutes. Each of Hillshire Brands, Tyson and Purchaser have represented in the Merger Agreement that each has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from Section 3-601 through 3-605 of the MGCL and any other takeover statutes.

Expenses. Except as otherwise provided in the Merger Agreement, and except for the filing fee under the HSR Act and any fees for similar filings or notices under foreign laws or regulations (which such fees shall be paid by Tyson in each case but, in the event the Merger Agreement is terminated in accordance with its terms, borne equally by Tyson and Hillshire Brands (with Hillshire Brands reimbursing Tyson for its 50% share of such fees promptly following such termination)), all fees and expenses incurred by the parties to the Merger Agreement will be borne solely by the party that has incurred such fees and expenses.

Amendment. The Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of Hillshire Brands contemplated by the Merger Agreement, by written agreement of the parties at any time prior to the closing date of the Merger Agreement; provided, however, that no amendment, modification or supplement will be made to Merger Agreement that would adversely affect the rights of the Financing Sources (as defined in the Merger Agreement) as set forth in the Merger Agreement without the consent of the Financing Sources; provided, further, that no amendment, modification or supplement of the Merger Agreement will be made (a) following the Acceptance Time, which decreases the Merger Consideration and (b) following receipt of the Hillshire stockholder approval, if required by applicable law, unless, to the extent required by applicable law or the rules and regulations of the NYSE, approved by the stockholders of Hillshire Brands or Tyson, as applicable.

The Confidentiality Agreement. Hillshire Brands and Tyson entered into the Confidentiality Agreement in connection with a possible negotiated transaction between the parties. As a condition to being furnished with confidential information, Tyson agreed, among other things, to keep certain information confidential and to use such information solely for the purpose of evaluating, negotiating and consummating a possible transaction between the parties. The Confidentiality Agreement contains standstill provisions that would automatically terminate following any termination of the Pinnacle Merger Agreement and in certain other circumstances. The Confidentiality Agreement will expire on the earlier of (i) the June 6, 2016 or (ii) the date of the consummation of the possible negotiated transaction. The termination of the Merger Agreement does not affect the obligations of the Parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the Merger Agreement in accordance with its terms.

14. Dividends and Distributions. As discussed in “Section 13—The Transaction Documents—The Merger Agreement—Operating Covenants,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the Effective Time, Hillshire Brands has agreed not to (a) redeem, purchase or otherwise acquire any outstanding Shares or other securities of Hillshire Brands or any of its subsidiaries (other than pursuant to certain existing benefit plans) or split, combine, subdivide, consolidate or reclassify any shares of Hillshire Brands capital stock; or (b) declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution, in respect of any shares of the capital stock or other securities of Hillshire Brands or any Hillshire Brands subsidiary or otherwise make any payments to their stockholders or other equityholders in their capacity as such, other than (i) regular quarterly cash dividends payable by Hillshire Brands in respect of shares of Hillshire Brands common stock not exceeding $0.175 per share with declaration, record and payment dates in accordance with Hillshire’s historical practice over the past 12 months, (ii) certain intra-group dividends and distributions, (iii) dividends and distributions of a Hillshire Brands subsidiary required by the terms of pre-existing contracts and (iv) dividend equivalents that accrue pursuant to the terms of Hillshire Brands equity or equity-related awards under certain existing benefits plans. In addition, the Merger Agreement provides that, if Hillshire Brands has declared and set a record date for a regular quarterly cash dividend permitted by the Merger Agreement and the Effective Time occurs after the record date for such dividend and prior to the payment date for such dividend, then Tyson or the surviving corporation will pay such dividend (and any applicable dividend equivalent rights) following the Effective Time on the scheduled payment date for such dividend.

15. Conditions of the Offer. Pursuant to the Merger Agreement, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares validly tendered (and not validly withdrawn) if at any time on or after the date of the commencement of the Offer and prior to the Expiration Time any of the following conditions exists or has occurred and is continuing at the then scheduled Expiration Time:

(i) the Minimum Condition is not satisfied;

(ii) the waiting period (and any extension thereof) under the HSR Act has not expired or been terminated;

(iii) any law or order is in effect that prohibits, enjoins or makes illegal the consummation of the Offer;

(iv) (A) the representations and warranties of Hillshire Brands in the Merger Agreement (except those representations and warranties set forth in clause (B) below) are not true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect (as defined below) qualifier therein), as of the date of the Merger Agreement and as of the expiration of the Offer as though made on or as of such time (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches thereof, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; (B) the representations and warranties of Hillshire Brands (i) relating to capitalization are not true and correct in all material respects and (ii) relating to the absence, since June 29, 2013 through the date of the Merger Agreement, of a Company Material Adverse Effect or any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, are not true in all respects, as of the date of the Merger Agreement and as of the expiration of the Offer as though made on or as of such time (or, in the case of representations and warranties that address matters only as of a particular date, as of such date); and (C) Tyson and Purchaser shall have not have received a certificate signed on behalf of Hillshire Brands by its chief executive officer and chief financial officer certifying that this condition has been satisfied;

(v)(A) Hillshire Brands has not performed or complied with, as applicable, in all material respects, all of the obligations, agreements and covenants (other than covenants requiring Hillshire Brands to notify Tyson of certain events) required by the Merger Agreement to be performed or complied with by Hillshire Brands prior to the expiration of the Offer, and such failure to perform or comply has not been cured prior to the expiration of the Offer, and (B) Tyson and Purchaser have not received a certificate signed on behalf of Hillshire Brands by its chief executive officer and chief financial officer certifying that this condition has been satisfied;

(vi) since June 29, 2013, there has occurred any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(vii) the Merger Agreement has been terminated in accordance with its terms; or

(viii)(A) between the date of the execution of the Merger Agreement by Tyson (the “Execution Date”) and the date of execution of the Merger Agreement by Hillshire Brands, Hillshire Brands has not performed or complied with, as applicable, in all material respects, all of the interim operating obligations, agreements and covenants required by the Merger Agreement (as described in “Section 13—The Transaction Documents—The Merger Agreement—Operating Covenants”) as if such obligations, agreements and covenants were effective as of the Execution Date, except for failures to perform or comply that are not material and adverse to Tyson or that have been cured prior to the expiration of the Offer, and (B) Tyson and Purchaser have not received a certificate validly executed and signed on behalf of Hillshire Brands by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

Subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, the foregoing conditions are for the sole benefit of Purchaser and Tyson and may be asserted by Purchaser or

Tyson regardless of the circumstances giving rise to such condition, or may (if permitted by applicable law) be waived (other than the Minimum Condition which may not be waived) by Purchaser and Tyson as a whole or in part at any time and from time to time in their sole discretion.

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences, (i) would, or would reasonably be expected to, prevent, materially delay or materially impede the ability of Hillshire Brands to consummate the Merger and the other transactions contemplated by the Merger Agreement or (ii) is, or would reasonably be expected to be, materially adverse to the business, results of operations, properties, assets, liabilities, operations or financial condition of Hillshire Brands and its subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall be taken into account, either alone or in combination, in determining whether a Company Material Adverse Effect has occurred for purposes of clause (ii) of this definition: (A) any changes in general United States or global economic conditions, (B) any changes in the general conditions of the industries in which Hillshire Brands and its subsidiaries operate, (C) any decline in the market price or trading volume of the securities of Hillshire Brands, in and of itself (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such decline may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect), (D) any failure, in and of itself, by Hillshire Brands to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect), (E) the execution and delivery of the Merger Agreement or the public announcement or pendency of the Transactions or any of the other transactions contemplated by the Merger Agreement, other than for purposes of Section 4.4, Section 4.15(m) or clause (d) of Annex A of the Merger Agreement (insofar as it relates to Section 4.4 or Section 4.15(m) of the Merger Agreement), (F) compliance with the terms of, or the taking of any action required by, the Merger Agreement, (G) any change in applicable Law or GAAP (or authoritative interpretations thereof) or (H) the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism; except, in the cases of clauses (A), (B), (G) and (H), to the extent that Hillshire Brands and its subsidiaries, taken as a whole, are disproportionately adversely affected thereby in any material respect as compared to other participants in the industries in which Hillshire Brands and Hillshire Brands subsidiaries operate.

16. Certain Legal Matters; Regulatory Approvals.

General. Based upon our and Tyson’s examination of publicly available information filed by the Company with the SEC and other information provided by Hillshire Brands, we and Tyson are not aware of any governmental license or regulatory permit that appears to be material to Hillshire Brands’ business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we and Tyson intend to seek such approval or other action. Except as described under “Antitrust”, we and Tyson expect there to be no delay of the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Hillshire Brands’ business or certain parts of Hillshire Brands’ business might not have to be disposed of. However, any such required action would not permit us to terminate the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject only to the conditions set forth in “Section 15 – Conditions of the Offer”.

The Maryland Business Combination Act. Because Hillshire Brands is incorporated under the laws of the State of Maryland, Hillshire Brands is subject to Title 3, Subtitle 6 of the MGCL (the “Business Combination Act”). The Business Combination Act generally prohibits an “interested stockholder” from engaging in a “business combination” with a Maryland corporation for a period of five years from the time the stockholder became an interested stockholder. Additionally, after the expiration of the five year period, such business combination is subject to certain supermajority voting provisions unless certain stringent fair price provisions are complied with.

Subject to certain exceptions, under the Business Combination Act an “interested stockholder” is a person, together with affiliates and associations, who beneficially owns 10% or more of the corporation’s outstanding voting shares; provided, however, a person will not be considered an interested stockholder if prior to becoming an interested stockholder, the board of directors of the corporation approves the transaction which otherwise would result in the person becoming an interested stockholder or otherwise takes certain exemptive actions. In general terms, a “business combination” includes any merger, consolidation or share exchange with any interested stockholder. The Hillshire Brands Board has approved the Offer and the Merger, and the Business Combination Act will not apply to the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger.)

Control Share Acquisition Act. Hillshire Brands is also subject to Title 3, Subtitle 7 of the Maryland Control Share Acquisition Act (the “Control Share Acquisition Act”). The Control Share Acquisition Act provides that shares of Maryland corporations that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by the affirmative vote of the holders of two-thirds of all the outstanding shares, excluding all interested shares. Under the statute, the corporation is also permitted to redeem the control shares from the holder for “fair value” in the event the requested stockholder approval is not obtained or is not sought. A control share acquisition is defined, with certain exceptions, as the acquisition of issued and outstanding control shares. Control shares are defined, with certain exceptions, as shares of stock that would, if aggregated with other shares of the corporation owned by such person, cause such person to have voting power within the following ranges: (i) one tenth or more, but less than one-third of all voting power; (ii) one-third or more, but less than a majority of all voting power; or (iii) a majority or more of all voting power. Control shares also include all shares acquired by such person within 90 days or shares acquired under a plan to make a control share acquisition. A corporation may exempt an acquisition of shares specifically or generally from these provisions by adoption of a charter or bylaw provision to such effect at any time prior to the acquisition of the shares. Hillshire Brands opted out of the Control Share Acquisition Act in its bylaws and the Control Share Acquisition Act will not apply to the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger.)

State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Hillshire Brands, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that an Oklahoma statute was unconstitutional as applied to corporations incorporated outside Oklahoma in that it would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15—Conditions of the Offer”.

U.S. Antitrust. Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

We expect to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on or about July 28, 2014. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on the 15th calendar day from the time of filing, unless terminated earlier by the Antitrust Division or the FTC. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Hillshire Brands, Tyson, Purchaser and the Antitrust Division or the FTC, as applicable. If either 15-day or 10-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until 11:59 p.m. the next day that is not a Saturday, Sunday or legal public holiday. We intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Hillshire Brands’ substantial assets. Private parties and state attorney generals may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Section 15 – Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions, “Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions and “Section 13—The Transaction Documents—The Merger Agreement—Third Party Consents and Regulatory Approvals” with respect to certain obligations of the parties related to obtaining regulatory (including antitrust) approvals.

Tyson has agreed to take all actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act and resolve any objections asserted with respect to transactions contemplated by the Merger Agreement. See “Section 13—The Transaction Documents—The Merger Agreement—Third Party Consents and Regulatory Approvals” for more detail.

Litigation Related to the Merger. Following the announcement of the Offer and the Merger, four putative class action complaints challenging the Offer and the Merger have been filed on behalf of purported Hillshire stockholders in the Circuit Court for Baltimore City, Maryland. These complaints are captioned: Cohen v. The Hillshire Brands Company et. al., Case No. 24-C-14-004060; Kennedy v. The Hillshire Brands Company et. al., Case No. 24-C-14-004106; Jeweltex Manufacturing Inc. Retirement Plan v. The Hillshire Brands Company, et al., No. 24-C-14-004145; and Wegner v. The Hillshire Brands Company, et al. These complaints name as defendants the Company, the individual members of the Company’s board of directors, Tyson, and Purchaser. The complaints assert that the members of the Company’s board of directors breached their fiduciary duties to the Company’s stockholders during merger negotiations and by entering into the Merger Agreement and approving the Merger, and that Tyson and Purchaser aided and abetted such breaches of fiduciary duties. The complaints allege, among other things, that the Merger Consideration undervalues the Company, that the sales process leading up to the Merger was flawed, and that certain provisions of the Merger Agreement improperly favor Tyson and Purchaser and preclude or impede third parties from submitting potentially superior proposals. The complaints seek, among other relief, injunctive relief enjoining the Offer, declaratory relief, other forms of equitable relief, and compensation for certain unspecified damages and reimbursement of fees and costs. The defendants believe that the claims asserted against them in the lawsuits are without merit and intend to defend the litigation.

17. Fees and Expenses. We have retained MacKenzie Partners, Inc. to act as the Information Agent and Computershare to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Tyson not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, Hillshire Brands has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Our Schedule TO and the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the same manner as described in “Section 8—Certain Information Concerning Hillshire Brands” with respect to information concerning Hillshire Brands.

HMB Holdings, Inc.

July 16, 2014

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF TYSON

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Tyson are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Tyson. The business address of each director and officer is 200 Don Tyson Parkway, Springdale, Arkansas 72762. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Kathleen M. Bader*	Kathleen M. Bader was President and Chief Executive Officer of NatureWorks LLC, which manufactures fibers and packaging materials from renewable sources, having served in that capacity from 2004 to 2006, at which time she retired. Ms. Bader also spent more than 30 years with Dow Chemical, holding various management positions in the company’s global and North American operations, including global business president of a $4.2 billion plastics portfolio. She has served on the board of directors of Textron Inc. since 2004 and was previously a director for Halliburton Company. She also served on the President’s Homeland Security Advisory Council and completed an eight year term on the board for Habitat for Humanity International in 2012. Ms. Bader has been a member of Tyson’s board of directors since 2011.

Gaurdie E. Banister, Jr.*	Gaurdie E. Banister Jr. is currently the President and Chief Executive Officer of Aera Energy LLC, a $5 billion oil and gas producer that is jointly owned by Shell and ExxonMobil, a position he has held since 2007. Prior to joining Aera Energy in 2007, Mr. Banister held a number of management positions with Shell where he had responsibility for, among other things, strategic planning and mergers and acquisitions. Mr. Banister has been a member of Tyson’s board of directors since 2011.

Curt T. Calaway	Curt T. Calaway was appointed Senior Vice President, Controller and Chief Accounting Officer in 2012, after serving as Vice President, Audit and Compliance since 2008, prior to which he served as Tyson’s Senior Director of Financial Reporting. Mr. Calaway was initially employed by Tyson in 2006.

Howell P. Carper	Howell P. (“Hal”) Carper was appointed Executive Vice President Strategy and New Ventures in 2013, after serving as Group Vice President, Research and Development, Logistics, and Technical Services since 2008, prior to which he served as Senior Vice President, Corporate Research and Development since 2003, and Senior Vice President and General Manager, Foodbrands Foodservice since 2001. Mr. Carper was appointed by IBP, inc. as Senior Vice President, Sales and Marketing in 1999. IBP, inc. was acquired by Tyson in 2001. Prior to employment with IBP, inc., he served as Senior Vice President, Sales and Marketing with Foodbrands, Inc., which was acquired by IBP, inc. in 1997.

Jim Kever*	Jim Kever is the founding partner of Voyent Partners, LLC, an investment partnership founded in 2001. Mr. Kever is also a director of 3D Systems Corporation and Luminex Corporation and has served as a director of ACI Worldwide, Inc. and Emdeon Corporation. Mr. Kever has been a member of Tyson’s board of directors since 1999.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Kenneth J. Kimbro	Kenneth J. Kimbro was appointed Executive Vice President and Chief Human Resources Officer in 2012, after serving as Senior Vice President, Chief Human Resources Officer since 2007, prior to which he served as Senior Vice President, Human Resources. Mr. Kimbro was initially employed by IBP, inc. in 1995.

Donnie King	Donnie King was appointed President of Prepared Foods, Customer and Consumer Solutions in 2013, after serving as Senior Group Vice President, Poultry and Prepared Foods since 2009, after serving as Group Vice President, Refrigerated and Deli since 2008, Group Vice President, Operations since 2007, Senior Vice President, Consumer Products Operations since 2006 and Senior Vice President, Poultry Operations since 2003. Mr. King was initially employed by Valmac Industries, Inc. in 1982. Valmac Industries, Inc. was acquired by Tyson in 1984.

Dennis Leatherby	Dennis Leatherby was appointed Executive Vice President and Chief Financial Officer in 2008 after serving as Senior Vice President, Finance and Treasurer since 1998. He also served as Interim Chief Financial Officer from 2004 to 2006. Mr. Leatherby was initially employed by Tyson in 1990.

James V. Lochner	James V. Lochner was appointed Chief Operating Officer in 2009, after serving as Senior Group Vice President, Fresh Meats since 2007, prior to which he served as Senior Group Vice President, Fresh Meats and Margin Optimization since 2006 and Senior Group Vice President, Margin Optimization, Purchasing and Logistics since 2005. Mr. Lochner was initially employed by IBP, inc. in 1983. Mr. Lochner has announced he will retire from Tyson prior to the end of its 2014 fiscal year.

Kevin M. McNamara*	Kevin M. McNamara is the founding principal of McNamara Family Ventures, a family investment office providing venture and growth capital to health care companies. He also is an operating partner in Health Evolution Partners (“HEP”), a healthcare focused private equity firm which he joined in 2013. In his capacity with HEP, he serves on the Board of Optimal Radiology Partners and chairs the board of CenseoHealth. He also serves as the Chairman of Agilum Healthcare Intelligence, a healthcare business intelligence company, having served in that capacity since 2011. He previously served as the Vice Chairman of Leon Medical Centers, a healthcare provider for medicare patients in Miami-Dade County, Florida, from 2010 to 2011, and continues to serve on the Leon Medical Centers board of directors. From 2005 to 2009 he was Executive Vice President, Chief Financial Officer and Treasurer of HealthSpring, Inc., a managed care company. Mr. McNamara is a director of Luminex Corporation. Mr. McNamara has been a member of Tyson’s board of directors since 2007.

Brad T. Sauer*	Brad T. Sauer retired as Executive Vice President, 3M Industrial Business Group, of 3M Company in May 2014, a position he had held since October 2012. He previously served as Executive Vice President, HealthCare Business for 3M Company and served in that capacity from 2004 to October 2012. Mr. Sauer has been a member of Tyson’s board of directors since 2008.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Donnie Smith	Donnie Smith was appointed President and Chief Executive Officer in November 2009, after serving as Senior Group Vice President, Poultry and Prepared Foods since January 2009, prior to which he served as Group Vice President of Consumer Products since 2008, Group Vice President of Logistics and Operations Services since 2007, Group Vice President Information Systems, Purchasing and Distribution since 2006 and Senior Vice President and Chief Information Officer since 2005. Mr. Smith was initially employed by Tyson in 1980.

Stephen Stouffer	Stephen R. Stouffer was appointed President of Fresh Meats in 2013, after serving as Senior Vice President, Beef Margin Management since 2012, prior to which he served as Vice President, Ground Beef, Trim and Variety Meats Sales since 2009, and Director, Ground Beef, Trim and Carcass Sales since 2006. Mr. Stouffer was initially employed by IBP, inc. in 1982.

Robert Thurber*	Robert Thurber, currently retired, served as Vice President of purchasing for Sysco Corporation from 1987 to 2007. Mr. Thurber is also a director of Capstone Bancshares, Inc. Mr. Thurber has been a member of Tyson’s board of directors since 2009.

Barbara A. Tyson*	Barbara A. Tyson served as Vice President of the Company until 2002, when she retired and became a consultant to Tyson. She ceased serving as a consultant on November 30, 2011. Ms. Tyson has been a member of Tyson’s board of directors since 1988.

John Tyson*	John Tyson has been a member of Tyson’s board of directors since 1984, served as Chairman since 1998 and was previously Chief Executive Officer of Tyson from 2001 until 2006. Mr. Tyson was initially employed by Tyson in 1973.

David L. Van Bebber	David L. Van Bebber was appointed Executive Vice President and General Counsel in 2008, after serving as Senior Vice President and Deputy General Counsel since 2004. Mr. Van Bebber was initially employed by Lane Processing in 1982. Lane Processing was acquired by Tyson in 1986.

Noel White	Noel White was appointed President of Poultry in 2013, after serving as Senior Group Vice President, Fresh Meats since 2009, after serving as Senior Vice President, Pork Margin Management since 2007 and Group Vice President, Fresh Meats Operations/Commodity Sales since 2005. Mr. White was initially employed by IBP, inc. in 1983.

Albert C. Zapanta*	Albert C. Zapanta is President and Chief Executive Officer of the United States–Mexico Chamber of Commerce and has served in that capacity since 1993. Mr. Zapanta has been a member of Tyson’s board of directors since 2004.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Tyson. The business address of each director and officer is 200 Don Tyson Parkway, Springdale, Arkansas 72762. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Nathan A. Hodne	Nathan Hodne has served as Vice President and Assistant Secretary since Purchaser was formed. He was appointed Vice President, Associate General Counsel and Assistant Secretary of Tyson in 2007. Mr. Hodne was initially employed by IBP, inc. in 1993.

R. Read Hudson	Read Hudson has served as Vice President and Secretary since Purchaser was formed. He was appointed Vice President, Associate General Counsel and Secretary of Tyson in 2003 after serving as Secretary and Senior Counsel since 1998. Mr. Hudson was initially employed by Tyson in 1992.

Dennis Leatherby*	Dennis Leatherby has served as Executive Vice President and Chief Financial Officer since Purchaser was formed. He was appointed Executive Vice President and Chief Financial Officer of Tyson in 2008 after serving as Senior Vice President, Finance and Treasurer since 1998. He also served as Interim Chief Financial Officer from 2004 to 2006. Mr. Leatherby was initially employed by Tyson in 1990.

Donnie Smith	Donnie Smith has served as President and Chief Executive Officer since Purchaser was formed. He was appointed President and Chief Executive Officer of Tyson in November 2009, after serving as Senior Group Vice President, Poultry and Prepared Foods since January 2009, prior to which he served as Group Vice President of Consumer Products since 2008, Group Vice President of Logistics and Operations Services since 2007, Group Vice President Information Systems, Purchasing and Distribution since 2006 and Senior Vice President and Chief Information Officer since 2005. Mr. Smith was initially employed by Tyson in 1980.

Rodney Tademy	Rodney Tademy has served as Assistant Treasurer since Purchaser was formed. He was appointed Assistant Treasurer of Tyson 2007. Mr. Tademy was initially employed by Tyson in 2006.

David L. Van Bebber*	David L. Van Bebber has served as Executive Vice President and General Counsel since Purchaser was formed. He was appointed Executive Vice President and General Counsel of Tyson in 2008, after serving as Senior Vice President and Deputy General Counsel since 2004. Mr. Van Bebber was initially employed by Lane Processing in 1982. Lane Processing was acquired by Tyson in 1986.

Susan White	Susan White has served as Vice President and Treasurer since Purchaser was formed. She was appointed Vice President and Treasurer of Tyson in 2013, after serving as Senior Group Controller – Food Service since 2010, prior to which she served as Director of Business Analysis since 2009 and Senior Group Controller – National Accounts since 2008. Ms. White was initially employed by Tyson in 1986.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

By Facsimile Transmission:

(For Eligible Institutions Only)

(617) 360-6810

Confirm Facsimile Transmission:

(By Telephone Only)

(781) 575-2332

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at the address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll Free: (800) 322-2885

E-mail: tenderoffer@mackenziepartners.com